SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 27, 2003



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F
                                     -           --



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes    No  X
                                    ---    ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. A free English translation of the Consolidated Financial Statements of the Company for the period ending on December 31, 2002, which were filed with the Chilean Superintendencia de Valores y Seguros on February 25, 2003.

2. A free English translation of the Analysis of the Consolidated Financial Statement as of December 31, 2002 filed with the Chilean Superintendencia de Valores y Seguros on February 25, 2003.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2002

(Translation of original in Spanish)







CONTENTS

Report of independent accountants
Consolidated balance sheet
Consolidated statement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements




    Ch$  -  Chilean pesos
  ThCh$  -  Thousands of Chilean pesos
    US$  -  United States dollars
  ThUS$ -   Thousands of United States dollars
     UF  -  Unidades de Fomento (Chilean government inflation-indexed monetary units)
   ThA$     Thousands of Argentinean pesos
  ThRe$     Thousands of Brazilian Reais





[GRAPHIC OMITTED][GRAPHIC OMITTED]

REPORT OF INDEPENDENT ACCOUNTANTS

(Translation of original in Spanish)

Santiago, January 29, 2003

To the Shareholders and Directors
Embotelladora Andina S.A.



We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.






/s/ Luis Enrique Alamos O.
--------------------------
Luis Enrique Alamos O.
RUT:  7.275.527-8

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS



                                                          At December 31,
             ASSETS                                     2002           2001
             ------                                     ----           ----
                                                        ThCh$          ThCh$
CURRENT ASSETS
   Cash                                             11,646,001     14,284,622
   Time deposits                                    12,439,084     18,716,503
   Marketable securities (net)                      25,539,794     26,341,376
   Trade accounts receivable (net)                  26,469,240     28,184,969
   Notes receivable (net)                           12,241,966     14,607,756
   Other receivables (net)                           5,324,672     16,894,756
   Notes and accounts receivable from
     related companies                                       -      1,455,370
   Inventories (net)                                17,810,880     17,845,097
   Recoverable taxes                                 4,365,066      5,637,706
   Prepaid expenses                                  1,952,363      2,915,505
   Deferred income taxes                               711,234        518,541
   Other current assets                              4,874,298      5,521,390
                                                  ------------   ------------
     Total current assets                          123,374,598    152,923,591
                                                  ------------   ------------

PROPERTY, PLANT AND EQUIPMENT
   Land                                             16,525,756     15,961,520
   Buildings and improvements                      103,603,582     99,839,686
   Machinery and equipment                         248,556,756    239,373,611
   Other property, plant and equipment             186,349,229    176,447,714
   Technical reappraisal of property,
     plant and equipment                             1,877,853      1,877,853
   Accumulated depreciation                       (349,563,773)  (309,567,533)
                                                  ------------   ------------
     Total property, plant and equipment           207,349,403    223,932,851
                                                  ------------   ------------

OTHER ASSETS
   Investments in related companies                 17,072,800     18,957,147
   Investments in other companies                      737,390        692,059
   Goodwill                                        113,882,356    114,602,177
   Long-term receivables                                28,616      1,179,974
   Notes and accounts receivable from
     related companies                                  91,290        135,280
   Intangibles                                       3,463,818      3,414,113
   Amortization of intangibles                      (2,845,213)    (2,409,481)
   Other                                           207,473,293    196,978,314
                                                  ------------   ------------
      Total other assets                           339,904,350    333,549,583
                                                  ------------   ------------
      Total assets                                 670,628,351    710,406,025
                                                  ============   ============


LIABILITIES, MINORITY INTEREST                           At December 31,
   AND SHAREHOLDERS' EQUITY                             2002           2001
   ------------------------                             ----           ----
                                                        ThCh$          ThCh$
CURRENT LIABILITIES
   Short-term bank liabilities                       6,984,727     14,461,925
   Current portion of long-term bank liabilities     2,534,763      7,405,594
   Current portion of bonds payable                  7,516,150      1,228,212
   Dividends payable                                 3,925,793      4,028,706
   Accounts payable                                 26,338,341     33,492,384
   Notes payable                                             -        119,948
   Other creditors                                   3,057,560      2,207,571
   Notes and accounts payable to related companies   9,214,015     12,498,009
   Provisions                                       14,461,389     12,326,089
   Withholdings                                      8,710,780     11,188,172
   Income taxes payable                              4,750,956      2,589,259
   Unearned income                                     125,855        129,631
                                                   -----------   ------------
     Total current liabilities                      87,620,329    101,675,500
                                                   -----------   ------------

LONG-TERM LIABILITIES

   Long-term bank liabilities                       59,582,040     56,993,410
   Bonds payable                                   136,686,927    151,397,660
   Other creditors                                      67,576        204,709
   Provisions                                        9,274,827      6,394,492
   Deferred income taxes                             1,929,520      1,490,258
   Other long-term liabilities                       6,292,923      8,947,987
                                                  ------------   ------------
     Total long-term liabilities                   213,833,813    225,428,516
                                                  ------------   ------------

MINORITY INTEREST                                       49,586         46,944
                                                  ------------   -------------

SHAREHOLDERS' EQUITY
   Paid-in capital                                 184,523,532    184,523,532
   Other reserves                                   59,566,086     47,639,994
   Retained earnings from prior years              103,658,528    128,967,505
   Net income for the year                          33,021,268     34,058,967
   Interim dividends                               (11,644,791)   (11,934,933)
                                                  ------------   ------------
     Total shareholders' equity                    369,124,623    383,255,065
                                                  ------------   ------------
     Total liabilities, minority interest,
       and shareholders' equity                    670,628,351    710,406,025
                                                  ============   ============


         The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES


                       CONSOLIDATED STATEMENTS OF INCOME


                                                       For the years ended
                                                            December 31,
                                                     2002            2001
                                                     ----            ----
                                                     ThCh$           ThCh$
OPERATING INCOME
     Net sales                                    398,241,896      496,384,932
     Cost of sales                               (262,166,525)    (312,110,315)
                                                 ------------     ------------
         Gross margin                             136,075,371      184,274,617
     Administrative and selling expenses          (94,553,819)    (126,773,879)
                                                 ------------     ------------
         Operating income                          41,521,552       57,500,738
                                                 ------------     ------------

NON-OPERATING INCOME AND EXPENSES
     Financial income                              24,534,525       33,452,237
     Equity in earnings of equity investments      11,214,413           30,254
     Other non-operating income                     2,485,622       31,038,127
     Equity in losses of equity investments        (2,096,005)      (1,437,037)
     Amortization of goodwill                      (7,994,564)     (11,034,726)
     Financial expenses                           (20,201,240)     (34,183,866)
     Other non-operating expenses                 (24,712,883)     (26,938,100)
     Price-level restatement                       (7,194,584)      (9,782,504)
     Foreign exchange gains, net                   23,971,975        2,863,135
                                                 ------------     ------------
         Non-operating expenses                         7,259      (15,992,480)
                                                 ------------     ------------

     Income before income taxes and minority
       interest                                    41,528,811       41,508,258
     Income tax expense                            (8,504,915)      (7,427,440)
                                                 ------------     ------------
Income before minority interest                    33,023,896       34,080,818
     Minority interest                                 (2,628)         (21,851)
                                                 ------------     ------------
NET INCOME                                         33,021,268       34,058,967
                                                 ============     ============


  The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the years ended
                                                                          December 31,
                                                                       2002            2001
                                                                       ----            ----
                                                                       ThCh$           ThCh$

CASH FLOWS FROM OPERATING ACTIVITIES
     Collection of trade receivables                             559,644,062       713,531,007
     Financial income received                                    15,556,711        21,416,131
     Dividends and other distributions received                   11,519,107                 -
     Other income received                                        21,884,890        25,224,261
     Payments to suppliers and personnel                        (417,084,173)     (560,515,293)
     Interest paid                                               (16,179,919)      (24,083,905)
     Income taxes paid                                            (4,519,386)       (2,201,882)
     Other expenses paid                                          (4,813,862)       (3,146,465)
     VAT and other tax payments                                  (67,701,876)      (77,989,171)
                                                                ------------      ------------
         Net cash provided by operating activities                98,305,554        92,234,683
                                                                ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Borrowings                                                   51,188,504       113,178,768
     Proceeds from issuance of bonds                                       -       114,582,488
     Dividends paid                                              (58,780,009)      (60,306,112)
     Repayment of loans                                          (55,228,883)     (111,835,997)
     Bond issued costs                                                     -        (1,761,692)
                                                                ------------      ------------
         Net cash provided by (used in) financing
           activities                                            (62,820,388)       53,857,455
                                                                ------------      ------------

CASH FLOWS FROM INVESTMENT ACTIVITIES
     Proceeds from sales of property, plant and equipment            632,541        27,690,774
     Proceeds from sales of other investments                     43,059,160       795,867,060
     Collection of other loans to related companies                  288,000         1,675,160
     Other investment income                                               -           130,979
     Additions to property, plant and equipment                  (23,840,570)      (23,294,373)
     Long-term investments                                                 -       (16,440,997)
     Investments in marketable securities                        (53,760,930)     (965,892,287)
     Other loans to related companies                               (284,139)                -
     Other investment expenses                                    (5,253,208)           15,177
                                                                -------------     ------------
         Net cash (used in) provided by financing
           activities                                            (39,159,146)     (180,248,507)
                                                                ------------      ------------

         Net (decrease) increase in cash and cash
           equivalents                                            (3,673,980)      (34,156,369)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                  (6,158,043)       (9,911,267)
                                                                ------------      ------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS              (9,832,023)      (44,067,636)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    59,456,902       103,524,538
                                                                ------------      ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          49,624,879        59,456,902
                                                                ============      ============


         The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements

                RECONCILIATION OF NET INCOME TO NET CASH FLOWS
                ----------------------------------------------



                       PROVIDED BY OPERATING ACTIVITIES



                                                                                       For the years ended
                                                                                          December 31,
                                                                                       2002             2001
                                                                                       ----             ----
                                                                                      ThCh$            ThCh$

NET INCOME                                                                         33,021,268        34,058,967
     Sales of assets:
         (Gain) on sale of property, plant and equipment                             (333,320)      (4,121,978)
         Gain on sale of investments                                                 (715,167)               -
         Gain on sale of other assets                                                  (5,421)          (1,873)

ADJUSTMENTS TO NET INCOME THAT DO NOT
  REPRESENT MOVEMENTS OF CASH:
     Depreciation                                                                  40,268,168       41,927,800
     Amortization of intangibles                                                      670,106        4,563,436
     Write-offs and provisions                                                     11,217,461       10,147,092
     Equity in earnings of equity investments                                     (11,214,413)         (30,254)
     Equity in losses of equity investments                                         2,096,005        1,437,037
     Amortization of goodwill                                                       7,994,564       11,034,726
     Net price-level restatements                                                   7,194,584        9,782,504
     Foreign exchange gains, net                                                  (23,971,975)      (2,863,135)
     Other credits to income that do not represent cash flows                     (10,243,877)     (52,378,957)
     Other charges to income that do not represent cash flows                      30,698,092       38,735,152

CHANGES IN OPERATING ASSETS
     Decrease (increase) in trade accounts receivable                               8,156,101        6,908,127
     Decrease (increase) in inventories                                            (2,628,549)       7,749,812
     Decrease (increase) in other assets                                           22,884,502      (10,103,688)

CHANGES IN OPERATING LIABILITIES
     (Decrease) increase in accounts payable related to
       operating income                                                           (10,687,094)      (2,023,121)
     (Decrease) increase in interest payable                                      (12,244,951)      (4,949,088)
     Net increase in income taxes payable                                           3,247,336        2,758,416
     (Decrease) increase in other accounts payable related
       to non-operating income                                                        907,333       (2,609,124)
     Net increase in Valued Added Tax and other taxes payable                       1,992,173        2,190,981
     Minority interest                                                                  2,628           21,851
                                                                                  -----------      -----------
              Net cash provided by operating activities                            98,305,554       92,234,683
                                                                                  ===========      ===========



  The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES


                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                ----------------------------------------------

                             AT DECEMBER 31, 2002
                             --------------------



NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. ("Andina" and together with its controlled subsidiaries, the "Company") was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)   Accounting period

The consolidated financial statements cover the period January 1 to December 31, 2002 and are compared to the same period in 2001.

b)   General

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)   Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 3.0% and minor reclassifications have been made.

d)   Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results and cash flows of Andina and its subsidiaries. All significant transactions have been eliminated.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

                                                                                                   December 31,
                                                                      December 31, 2002                2001
Tax registration                                              ---------------------------------    -----------
    number                      Company name                  Direct      Indirect       Total        Total
    ------                      ------------                  ------      --------       -----        -----

0-E             Abisa Corp S.A.                                 99.90       0.09          99.99           -
96842970-1      Andina Bottling Investments S.A.                99.90       0.09          99.99       99.99
96836750-1      Andina Inversiones Societarias S.A.             99.90       0.09          99.99       99.99
96972760-9      Andina Bottling Investments Dos S.A.            99.90       0.09          99.99       99.99
                  0-E          Complejo Industrial Pet S.A.         -      99.99          99.99
                 99.99
0-E             Embotelladora del Atlantico S.A.                    -      99.99          99.99       99.99
96623640-K      Envases Multipack S.A.                              -      99.99          99.99       99.99
0-E             Rio de Janeiro Refrescos Ltda.                      -      99.99          99.99       99.99
78536950-5      Servicios Multivending Ltda.                    99.90       0.09          99.99       99.99
0-E             The Sterling Pacific Corp S.A.                      -          -              -       99.99
78861790-9      Transportes Andina Refrescos Ltda.              99.90       0.09          99.99       99.99
96648500-0      Vital S.A.                                          -      99.99          99.99       99.99


Other information

On December 12, 2002 Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. purchased 100% of the shares in Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands. On December 22, both companies unanimously agreed to a capital increase in Mercury Equity Corp S.A., contributing 100% of the holdings both companies had in The Sterling Pacific Corp S.A. Later, on December 23, 2002 the liquidation of this company took place, and the total assets and liabilities passed to the hands of Mercury Equity Corp S.A. On December 30, 2002, the name of Mercury Equity Corp S.A. changed to Abisa Corp S.A.


On November 22, 2001, Sociedad Andina Bottling Investments Dos S.A. was incorporated with capital of US$ 100 million, which shall be paid within a maximum period of three years from the incorporation date.

e)  Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of

Statistics, which amounted to 3.0% for the period December 1, 2001 to November 30, 2002, (3.1% for the same period in 2001).

f)   Currency translation

Balances in foreign currency are considered as non - monetary items and are translated at the exchange rate prevailing at year-end. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:

                                                        2002         2001
                                                        ----         ----
                                                        Ch$           Ch$

Unidades de Fomento          (UF)                   16,744.12      16,262.66
United States dollars        (US$)                     718.61         654.79
Argentine pesos              (A$)                      213.24         385.17
Brazilian Real               (R$)                      203.38         282.19


g)   Marketable securities

Marketable securities includes investments in mutual funds, valued at the redemption value at year end.

h)   Inventories

Inventories are stated at purchase and/or production cost, adjusted for price-level restatements, and are computed under the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i)   Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)   Property, plant and equipment

Property, plant and equipment are carried at restated cost. The technical reappraisal of property, plant and equipment, authorized by the SVS at December 31, 1979, is shown at restated value under the caption "Technical reappraisal of property, plant and equipment".

Fixed assets for disposal are valued at the lower of the net realizable value and book value. Potential disposal losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)   Depreciation

Depreciation of property, plant and equipment is calculated using the restated cost of assets and the straight-line method based on their remaining useful lives.

l)   Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are written-off and charged against income during the year.

m)   Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

The Company has performed an evaluation of the asset value of its subsidiaries in Argentina and Brazil, concluding that as of December 31, 2002, no adjustments are required for this concept, since no significant impairment in asset value has been determined that could affect their recovery.

n)   Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)   Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)   Transactions under resale agreements

Purchases of securities under resale agreements are recorded at cost. Applicable interest is recorded as financial income using the straight-line method on an accrual basis.

q)   Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

r)   Income taxes and deferred income taxes

The companies have recorded tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the current tax rate and the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. Previously unrecorded deferred income taxes at January 1, 2001 are recognized in income as the temporary differences reverse.

s)   Staff severance indemnities

The Company has set up a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0 % annual rate using the staff's length of service to their retirement date.

t)   Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's operating results. In order to recover the cash deposit, the original document must be presented and the containers should be in good condition. Guarantees are not adjusted for price level restatements.

This liability is presented in Other long-term liabilities, considering that the number of new bottles in circulation in the market during the year is historically greater than the number of bottles returned by clients during the same period.

u)   Revenue recognition

The Company records revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

v)   Derivative contracts

Derivative contracts include forward foreign currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are recorded as a credit to Other liabilities (current or long-term), depending on whether the difference results in a loss or income, respectively.

Hedge contracts for expected transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

w)   Computer software

Software currently in use correspond to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for computer system development and for the use of Company resources are charged to expense.

x)   Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca Cola Company to its bottlers as its franchiser.

y) Consolidated statement of cash flows

In accordance with Technical Bulletin 50 issued by the Chilean Institute of Accountants and with Circular 1501 from the Superintendency of Stock and Insurance, the Company has defined investments in fixed-income mutual funds, time deposits maturing within 90 days, repurchase agreements maturing within 90 days, and indexed promissory notes from the Chilean Central Bank as cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is more comprehensive than that used for the statement of income.

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year which could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES
------------------------------

Marketable securities at each year - end consisted of mutual funds totaling ThCh$ 25,539,794 and ThCh$ 26,341,376 at December 31, 2002 and 2001
respectively.

The composition of the balance at December 31, 2002 was as follows:

                                                                      ThCh$
                                                                      -----
Fondo Mutuo Bank Santander  Chile                                    125,000
Fondo Mutuo Citicorp Cash (Chile)                                  7,039,359
Citi Inst. Liquid  Reserves Ltd. (United States)                  18,336,740
Citi Inst. Liquid  Fund. (Dublin-Irland)                              38,695
                                                                  ----------
         Total                                                    25,539,794
                                                                  ==========

NOTE 5 - SHORT- AND LONG-TERM RECEIVABLES


          The portfolio of receivables, 96.2% corresponding to the drinks business and 3.8% to the container business. The receivables had a turnover equivalent to 6.89 times (7.22 times in 2001). Details of receivables are as follows:

                                                            Current
                       --------------------------------------------------------------------------------------------------------
                                                        More than 90 days
                              Up to 90 days               up to 1 year                       Total Current (net)
                                                                                                                 Long term
                                                                                                                 ---------
     Caption           2002        2001       2002        2001        Subtotal      2002          2001         2002       2001
     -------           ----        ----       ----        ----        --------      ----          ----         ----       ----
                       ThCh$       ThCh$      ThCh$       ThCh$         ThCh$       ThCh$         ThCh$        ThCh$      ThCh$
Trade receivables   26,530,396   28,161,229   1,792,699   2,900,664    28,323,095   26,469,240    28,184,969       -          -
Allowance for
  doubtful accounts          -            -           -           -     1,853,855            -             -       -          -
Notes receivable    12,210,972    14,564,087    531,414     352,448    12,742,386   12,241,966    14,607,756    8,601    179,662
Allowance for
  doubtful accounts          -            -           -           -       500,420            -             -       -          -
Other receivables    4,425,689    15,055,885  1,086,481   2,106,084     5,512,170    5,324,672    16,894,756   20,015  1,000,312
Allowance for
  doubtful accounts          -             -         -            -       187,498            -             -        -          -
                    -----------   -----------  ---------- ----------  ----------    -----------   ----------- -------  ----------
     Total long-term receivables                                                                               28,616   1,179,974
                                                                                                              =======  ==========

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES


          Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a) Notes and accounts receivable


                                                                   Short-term             Long-term
Tax registration                                             ----------------------   ------------------
     number                   Company                         2002          2001      2002         2001
     ------                   -------                         ----          ----      ----         ----
                                                              ThCh$         ThCh$     ThCh$        ThCh$
0-E            Cervejarias Kaiser S.A.                             -       49,980          -            -
96714870-9     Coca Cola de Chile S.A.                             -            -     36,784       57,384
0-E            Coca Cola Industrias Ltda.                          -      742,262          -            -
0-E            Centralli Refrigerante S.A.                         -            -     54,506       77,896
0-E            ECPG.Net.Inc.                                       -       11,212          -            -
86881400-4     Envases CMF S.A.                                    -      651,916          -            -
                                                             -------    ---------     ------      -------
       Total                                                       -    1,455,370     91,290      135,280
                                                             =======    =========     ======      =======


b) Notes and accounts payable


                                                                 Short-term                   Long-term
Tax registration                                            ------------------------     ----------------------
     number                   Company                         2002          2001           2002          2001
     ------                   -------                         ----          ----           ----          ----
                                                              ThCh$         ThCh$          ThCh$         ThCh$
96714870-9     Coca Cola de Chile S.A.                     3,364,530     2,839,216            -            -
96705990-0     Envases Central S.A.                          812,609       730,864            -            -
0-E            Recofarma Industrias do Amazonas Ltda.        413,496     2,390,017            -            -
0-E            Cervejarias Kaiser S.A.                       159,225             -            -            -
0-E            Coca Cola de Argentina S.A.                   563,428     3,836,530            -            -
0-E            Coca Cola Industrial Ltda.                          -     1,572,235            -            -
0-E            Cican S.A.                                    120,035       603,844            -            -
0-E            Centralli Refrigerante S.A.                   164,569       224,951            -            -
89996200-1     Envases del Pacifico S.A.                     128,843        18,783            -            -
94175000-1     Envases Italprint S.A.                        115,005       281,569            -            -
86881400-4     Envases CMF                                 3,372,275             -            -            -
                                                           ---------    ----------     --------    ---------
       Total                                               9,214,015    12,498,009            -            -
                                                           =========    ==========     ========   ==========

c) Transactions with related companies were as follows:

                                                                                                         2002
                                                                                              -----------------------------
                                                                                                             Effect on income
      Company                   Relation                       Transaction                     Amount         (charge/credit)
      -------                   --------                       -----------                     ------         ---------------
                                                                                                ThCh$              ThCh$

Envases Central S.A.           Associate               Sales of raw materials and supplies     1,264,079            76,538
                                                       Finished product purchases             13,457,125                 -
                                                       Loan issued                               288,000                 -
Envases Italprint S.A.         Director in common      Raw material purchases                    692,925                 -
Coca Cola de Chile S.A.        Related company         Concentrate purchases                  39,542,496                 -
                                through shareholder    Advertising participation                       -                 -
                                                       Water source rental                     1,564,656        (1,564,656)
                                                       Advertising sales                       2,763,953        (2,763,953)
                                                       Others                                  1,166,127        (1,166,127)
Coca Cola de Argentina S.A.    Related company
                                through shareholder    Concentrate purchases                  10,426,692                 -
Cican S.A.                     Associate               Can purchases                           1,561,631                 -
                                                       PET purchases                             117,587                 -
Cervejarias Kaiser S.A.        Associate               Finished product purchases              4,920,426                 -
                                                       Advertising and other expenses          1,120,346        (1,120,346)
Coca Cola Industrias Ltda.     Related company         Advertising participation                       -                 -
                                through shareholder    Promotional plans                               -                 -
Envases del Pacifico S.A.      Director in common      Label purchases                                 -                 -
Recofarma Industrias do        Associate               Concentrate purchases                  25,210,924                 -
  Amazonas Ltda.                                       Advertising participation              15,458,163        15,458,163
Envases CMF S.A.               Associate               Container purchases                     6,941,371                 -
                                                       Raw material purchases                  5,971,984                 -
Centralli Refrigerantes S.A.   Associate               Finished product purchases              4,354,956                 -





                                                                                                               2001
                                                                                                 ------------------------------
                                                                                                               Effect on income
      Company                   Relation                       Transaction                        Amount        (charge/credit)
      -------                   --------                       -----------                        ------        ---------------
                                                                                                   ThCh$             ThCh$

Envases Central S.A.           Associate               Sales of raw materials and supplies      1,094,431              2,814
                                                       Finished product purchases               8,622,968                  -
                                                       Loan issued                                852,035                  -
Envases Italprint S.A.         Director in common      Raw material purchases                   1,018,717                  -
Coca Cola de Chile S.A.        Related company         Concentrate purchases                   37,751,533                  -
                                through shareholder    Advertising participation                  293,882           (293,882)
                                                       Water source rental                      2,941,695         (2,941,695)
                                                       Advertising sales                        2,310,263         (2,310,263)
                                                       Others                                           -                  -
Coca Cola de Argentina S.A.    Related company
                                through shareholder    Concentrate purchases                   14,109,809                  -
Cican S.A.                     Associate               Can purchases                            5,946,554                  -
                                                       PET purchases                              740,474                  -
Cervejarias Kaiser S.A.        Associate               Finished product purchases               4,753,289                  -
                                                       Advertising and other expenses           1,718,425         (1,718,425)
Coca Cola Industrias Ltda.     Related company         Advertising participation                2,329,794          2,329,794
                                through shareholder    Promotional plans                       11,357,258         11,357,258
Envases del Pacifico S.A.      Director in common      Label purchases                            310,195                  -
Recofarma Industrias do        Associate               Concentrate purchases                   25,834,379                  -
  Amazonas Ltda.                                       Advertising participation                        -                  -
Envases CMF S.A.               Associate               Container purchases                      2,859,887                  -
                                                       Raw material purchases                   5,850,793                  -
Centralli Refrigerantes S.A.   Associate               Finished product purchases               2,717,568                  -

                                      13

NOTE 7 - INVENTORIES


Inventories at each year-end were as follows:

                                               2002                                       2001
                             ----------------------------------------   ---------------------------------------
                                 Gross      Obsolescence                   Gross        Obsolescence
                                 value       provision        Net          value         provision     Net
                                 -----       ---------        ---          -----         ---------     ---
                                 ThCh$         ThCh$         ThCh$         ThCh$          ThCh$        ThCh$
Finished products              8,949,538     (104,571)      8,844,967     9,786,964     (175,258)    9,611,706
Products in progress              49,773            -          49,773        58,596            -        58,596
Raw materials                  6,786,158     (111,786)      6,674,372     8,327,415     (152,620)    8,174,795
Raw materials in transit       2,241,768            -       2,241,768             -            -             -
                              ----------     --------      ----------    ----------     --------    ----------
         Total                18,027,237     (216,357)     17,810,880    18,172,975     (327,878)   17,845,097
                              ==========     ========      ==========    ==========     ========    ==========

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a) General:

At December 31, 2002 the Parent company presents Accumulated non-taxable profits amounting to ThCh$ 20,585,995, with no credit for Company tax, and Accumulated taxable profits for ThCh$ 23,221,067 with 16% credit.

To compose the accounting deferred tax balance, short-term assets and liabilities should be netted off against long-term assets and liabilities.

b) Deferred income taxes at each year-end were as follows:

                                                                      2002
                                        --------------------------------------------------------------
                                                     Assets                       Liabilities
                                        Timing differences Short-term    Long-term    Short-term
                                        ------------------ ------------    -----------    ------------
        Long-term
        -----------                                            ThCh$          ThCh$           ThCh$
          ThCh$

Allowance for doubtful accounts            274,245           244,564              -               -
Vacation provision                         121,872                 -              -               -
Amortization of intangibles                      -            73,282              -               -
Manufacturing expenses                       5,849                 -              -               -
Leased assets                               54,155            18,878          2,794          58,904
Depreciation of property,
  plant and equipment                            -           619,602        107,252       5,734,562
Severance indemnities                            -               796          4,661         507,507
Other                                      220,640           261,973         23,713               -
Provision for assets written-off             4,526         1,697,397              -               -
Provision for labor and trade lawsuit            -           505,421              -               -
Deposits in guarantee                            -                 -              -       2,398,940
Tax loss carry-forwards                          -        25,735,134              -               -
Judge deposits                                   -           385,674              -               -
Bonds issue expenses                             -                 -              -         245,281
Packages development                       175,239                 -              -               -
Provision for obsolescence of inventories   77,920                 -              -               -
Complementary accounts, net of
  amortization                             (84,792)       (3,637,268)             -      (5,308,946)
Valuation allowance                              -       (24,198,725)             -               -
                                           -------       -----------        -------      ----------
         Total                             849,654         1,706,728        138,420       3,636,248
                                           =======       ===========        =======      ==========


                                                                   2001
                                        ---------------------------------------------------------
                                                  Assets                       Liabilities
                                        Long - term    Short - term    Long - term   Short - term
                                        -----------    ------------    -----------   ------------
        Long - term
        -----------                        ThCh$           ThCh$          ThCh$          ThCh$
          ThCh$

Allowance for doubtful accounts          261,287         368,659              -              -
Vacation provision                       160,485               -              -              -
Amortization of intangibles                    -         104,727              -              -
Manufacturing expenses                         -               -              -              -
Leased assets                                  -               -              -              -
Depreciation of property,
  plant and equipment                          -         885,476        228,637      6,427,263
Severance indemnities                          -         789,209          4,735        507,142
Other                                    472,288               -          8,120        133,045
Provision for assets written-off               -       3,066,293              -              -
Provision for labor and trade lawsuits         -         200,976              -              -
Deposits in guarantee                          -               -              -      2,893,443
Tax loss carry-forwards                        -      18,385,305              -              -
Judge deposits                                 -         545,904              -              -
Bonds issue expenses                           -               -              -        277,105
Packages development                           -               -              -              -
Provision for obsolescence of inventori        -               -              -              -
Complementary accounts, net of
  amortization                          (134,027)     (5,800,505)             -      6,027,084)
Valuation allowance                            -     (15,825,388)             -              -
                                        --------     -----------        -------      ---------
         Total                           760,033       2,720,656        241,492      4,210,914
                                        ========     ===========        =======      =========

c) Income tax expense for each year was as follows:
                                                         2002           2001
                                                         ----           ----
                                                         ThCh$          ThCh$

Current tax expense                                (7,675,294)      (4,020,563)
Prior year tax expense                                (22,805)        (763,036)
Deferred income tax expense                         6,067,761       14,272,995
Benefit from tax losses                               192,959                -
Amortization of deferred income tax asset and
  liability complementary accounts                  1,927,554         (977,957)
Change in valuation allowance                      (8,834,271)     (15,825,387)
Other charges or credits                             (160,819)        (113,492)
                                                   ----------      -----------
         Total income tax expense                  (8,504,915)      (7,427,440)
                                                   ==========      ===========

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS
------------------------------------------------------------------

The Company had no leasing agreements.

NOTE 10 - OTHER CURRENT ASSETS
------------------------------

Other current assets at each year end were as follows:

                                                        2002            2001
                                                        ----            ----
                                                        ThCh$           ThCh$

Supplies                                             2,820,806        2,476,820
Bond placement expenses and par-value differences      257,296          395,982
Advertising contracts                                  327,675          301,863
Accrued investment on long-term bond                 1,227,206          618,222
Investments with agreement                                   -        1,643,947
Other                                                  241,315           84,556
                                                     ---------        ---------
        Total                                        4,874,298        5,521,390
                                                     =========        =========

NOTE 11 -  PURCHASE/RESALE AGREEMENTS
-------------------------------------

The Company had no purchase on resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT
---------------------------------------

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories from likely losses. These assets are distributed as follows:

Chile        :Santiago, Renca, Rancagua, and San Antonio
Argentina    :Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil       :Rio de Janeiro, Niteroi, Vitoria, Espirito Santo, and Mina Gerais

     a) Principal components of property, plant and equipment at each year end are as follows:

                                          Balances at December 31, 2002                     Balances at December 31, 2001
                                         -------------------------------------    --------------------------------------------
                                                                    Net property,                               Net property,
                                                    Accumulated      plant and                 Accumulated       plant and
                                         Assets     depreciation     equipement     Assets     depreciation      equipment
                                         ------     ------------     ----------     ------     ------------      ---------
                                          ThCh$        ThCh$           ThCh$         ThCh$         ThCh$            ThCh$
Land                                   16,525,756            -       16,525,756    15,961,520            -       15,961,520
Buildings and improvements            103,603,582    (33,698,366)    69,905,216    99,839,686    (29,110,298)    70,729,388
Machinery and equipment               248,556,756   (162,323,367)    86,233,389   239,373,611   (139,822,264)    99,551,347
Other property, Plant and equipment   186,349,229   (153,005,894)    33,343,335   176,447,714   (140,108,823)    36,338,891
Technical reappraisal of
  property, Plant and equipment         1,877,853       (536,146)     1,341,707     1,877,853       (526,148)     1,351,705
                                      -----------   -------------    ----------   -----------   -------------    ----------
         Total                        556,913,176   (349,563,773)   207,349,403   533,500,384   (309,567,533)   223,932,851
                                      ===========   ============    ===========   ===========   ============    ===========

     b) Other property, plant and equipment at each year end are as follows:

                                                     2002              2001
                                                     ----              ----
                                                     ThCh$             ThCh$

Furniture and tools                                31,724,997       26,268,539
Refrigerating equipment, promotional items
  and other minor assets                           41,559,522       39,802,625
Containers                                         98,897,153       95,964,301
Other                                              14,167,557       14,412,249
                                                  -----------      -----------
   Total other property, plant and equipment      186,349,229      176,447,714
                                                  ===========      ===========

     c) Technical reappraisal of property, plant and equipment at each year end was as follows:


                                  Balances at December 31, 2002               Balances at December 31, 2001
                            -----------------------------------------   -----------------------------------------
                                                        Net property,                                Net property,
                                         Accumulated     plant and                  Accumulated        plant and
                             Assets      depreciation    equipment      Assets      depreciation       equipment
                             ------      ------------    ---------      ------      ------------       ---------
                              ThCh$          ThCh$         ThCh$         ThCh$          ThCh$            ThCh$
Land                        1,255,123            -      1,255,123     1,255,123            -          1,255,123
Buildings and improvements    174,032     (106,137)        67,895       174,032       (102,046)          71,986
Machinery and equipment       448,698     (430,009)        18,689       448,698       (424,102)          24,596
                            ---------    ---------      ---------     ---------       ---------       ---------
     Total                  1,877,853     (536,146)     1,341,707     1,877,853       (526,148)       1,351,705
                            =========    ========       =========     =========       ========        =========

         d) The total depreciation charge is recorded under operating income.


NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS
--------------------------------------------------------

The Company had no contracts of this type.

NOTE 14 -  INVESTMENT IN RELATED COMPANIES
------------------------------------------

     1 Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective periods, are shown in the table attached.


     The main changes occurred in the reported periods are described below:

     a) On June 29, 2001, Embotelladora Andina S.A., and Cristalerias Chile S.A. entered into a series of agreements intended for creating a Joint Venture in the PET plastic container business the companies were engaged in through their respective subsidiaries Envases Multipack S.A. and Crowpla Reicolite S.A.

     This partnership was undertaken through the incorporation of the subsidiary Andina Inversiones Societarias S.A. as shareholder of Crowpla Reicolite S.A., holding 50% of the shares in said company. The remaining 50% of those stocks were owned by Cristalerias. In addition, Crowpla purchased from Multipack the assets necessary to develop this partership.

     On October 16, 2001 the General Extraordinary Shareholders Meeting of Crowpla agreed to change the Company's name to "Envases CMS S.A." As a result of the above repurchase, an unrealized gain of ThCh$ 1,328,855 was generated, which will be recorded over the remaining period of useful life of fixed assets sold to Envases CMS S.A.

     b) The companies Agromax S.A. and Centralli Refrigerante S.A., present negative equity.


     2 No liabilities have been incurred as hedging instrument for investment abroad.

     3 There is no income likely to be remitted by the subsidiaries abroad, except for the company Abisa Corp. S.A. (formerly The Sterling Pacific Corp), which income accounts to MUS$ 45.

     4 Embotelladora Andina S.A., through its subsidiary RJR, has an indirect equity investment (11.32%) in Kaik Participacoes Ltda. (Kaik). The latter, in turn, had a 33.46% equity investment in Cervejarias Kaiser S.A., which on March 19, 2002 was sold for the amount of MUS$ 484.5 to the Canadian company. This transaction led to recognizing a proportional gain of MUS$ 15.32 in RJR. From such transaction, RJR received MUS$ 15 as dividend, as a result of the payment in cash for said sale. A total of MUS$ 5.7 is pending, which has been guaranteed against shares of the Molson company. This last value has been provisioned.

     Investments in related companies and the related direct participation in equity and unrealized results at each year end were as follows.


  Tax                                               Investment                       OwnershiP    Participation in Book value
registration                                         control          Number of       interest       Equity of companies
  number       Company                   Country     currency          shares      2002      2001     2002          2001
  ------       -------                   -------     --------          ------      ----      ----     ----          ----
                                                                                    %          %      ThCh$         ThCh$

86881400-4  Envases CMF S.A.              Chile       Chilean pesos      28,000    50.00       50.00   31,990,766    29,478,909
0-E         Cican S.A.                    Argentina   US dollars          3,040    15.20       15.20    7,156,632    18,492,152
0-E         Kaik Participacoes Ltda.      Brazil      US dollars     16,098,919  11.3197     11.3197    2,037,793    13,301,254
96705990-0  Envases Central S.A.          Chile       Chilean pesos   1,499,398    48.00       48.00    2,694,290     3,073,773
0-E         Agromax S.A.                  Argentina   US dollars            316    48.62       48.62            -             -
0-E         Centralli Refrigerantes S.A.  Brazil      US dollars          3,005    25.00       25.00            -             -





                                                 Participation in                                   Book value
Income (loss) for the year    Accrued income     net income (loss)       Unrealized loss           of investment
   2002           2001        2002      2001     2002        2001        2002       2001          2002        2001
   ----           ----        ----      ----     ----        ----        ----       ----          ----        ----
   ThCh$          ThCh$       ThCh$     ThCh$    ThCh$       ThCh$       ThCh$      ThCh$         ThCh$       ThCh$

  2,550,109     1,892,654     230,256    30,254  15,995,383  14,739,455  (1,328,855) (1,368,721)  14,666,528  13,370,734
(12,546,783)   (2,023,733) (1,907,111) (307,607)  1,087,808   2,810,807           -           -    1,087,808   2,810,807
 97,035,759    (4,454,523) 10,984,157  (504,259)    230,672   1,505,662           -           -      230,672   1,505,662
   (379,480)     (839,445)   (188,894) (395,946)  1,293,259   1,475,411    (205,467)   (205,467)   1,087,792   1,269,944
          -             -          -    (14,197)          -           -           -           -            -           -
          -      (860,114)         -   (215,028)          -           -           -           -            -           -
                                                  ---------   ---------   ---------   ---------    ---------   ---------
      Total                                      18,607,122  20,531,335  (1,534,322) (1,574,188)  17,072,800  18,957,147
                                                 ==========  ==========  ==========  ==========   ==========  ==========

NOTE 15 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL AND NEGATIVE GOODWILL
----------------------------------------

     Goodwill at each year end and the amortization during each year were as follows:


                                                            2002                             2001
Tax registration                                -----------------------------    ---------------------------
   number                                        Amortization        Goodwill     Amortization       Goodwill
   ------                                        during the year     balance      during the year    balance
                                                ---------------       -------    ---------------      -------
                                                     ThCh$             ThCh$          ThCh$            ThCh$
0-E             Rio de Janeiro Refrescos Ltda.      4,229,714       62,722,133       3,987,515      62,938,475
0-E             Complejo Industrial PET S.A.                -                -       1,753,831               -
0-E             Embotelladora del Atlantico S.A.    3,764,850       49,942,868       3,533,389      50,406,056
96648500-0      Vital S.A.                                  -        1,217,355               -       1,257,646
86881400-4      Envases CMF S.A.                            -                -       1,759,991               -
                                                    ---------      -----------      ----------     -----------
     Total                                          7,994,564      113,882,356      11,034,726     114,602,177
                                                    =========      ===========      ==========     ===========

The main changes occurred in 2001 and 2002 are as follows:

1 During 2001 the total balance in the Goodwill account was written down, generated by the purchase of the Complejo Industrial Pet S.A.

2 In accordance with Note 14 - Investment In Related Companies, the investment in Envases CMF S.A. resulted in a goodwill, which was amortized by 100% considering the gain generated by Envases Multipack S.A. through the sale of fixed asset to said company.

NOTE 17 - INTANGIBLES
---------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 18 - OTHER ASSETS
----------------------
          Other assets at each year end were as follows:

                                                   2002              2001
                                                   ----              ----
                                                   ThCh$             ThCh$

Prepaid expenses                                  2,249,136       2,449,226
Deferred expenses and par-value
  difference-bonds                                4,043,003       4,493,743
Time deposit-Deutsche Bank AG.                   66,451,288      55,553,295
Deposito Credit Link CTC                         10,801,607               -
Deposito Credit Link Pemex                        4,927,133               -
Deposito Credit Link Cemex                        1,200,087               -
Bonds:
  Endesa                                         17,026,116      17,370,454
  Compania de Telefonos de Chile                          -      15,167,067
  Enersis S.A.                                    7,943,065      10,388,261
  Banco Sudamericano                              3,720,406       3,573,510
  Banco Santiago S.A.                            10,402,849       9,958,546
  Petroleos Mexicanos                            15,513,157       7,397,837
  Telefonos de Mexico S.A.                        3,753,451       3,675,235
  Cemex S.A.                                              -       4,325,669
  Empresa Electrica Pehuenche S.A.                7,386,880       6,932,772
  Compania Manufacturera de Papeles
    y Cartones S.A.                               7,241,413       7,064,872
  Celulosa Arauco S.A.                           10,593,055      17,094,823
  Chilgener S.A.                                 18,034,400      16,736,440
  Bundes Bank                                             -       9,553,938
  Bono soberano Chileno                          12,615,551               -
  Bono soberano Argentino                                 -         687,923
Non-operating fixed assets                          833,763       1,553,076
Other (1)                                         2,736,933       3,001,627
                                                -----------     -----------
      Total                                     207,473,293     196,978,314
                                                ===========     ===========

(1) At December 2001, other includes guarantees receivable, amounting to ThCh$ 859,903 related to the contingent liability of the subsidiary RJR, which is presented in Other long-term liabilities. These guarantees were received by Andina upon the purchase of the subsidiary from the former owners (CONFAB Group). Additionally, as described in Note 36, Andina received additional guarantees to cover contingencies that originated prior to its purchase of RJR.

NOTE 19 - SHORT-TERM BANK LIABILITIES
-------------------------------------

a) Short-term bank liabilities were as follows:


                                       Currency or indexation adjustment
                   -----------------------------------------------------------
                      US dollars       Other foreign currencies     UF              Non-Indexed Ch$               Total
   Bank             2002      2001       2002       2001       2002      2001     2002          2001         2002       2001
   ----             ----      ----       ----       ----       ----      ----     ----          ----         ----       ----
                    ThCh$     ThCh$      ThCh$      ThCh$      ThCh$     ThCh$    ThCh$         ThCh$        ThCh$      ThCh$
Short term
----------
Citibank-N.A.           -            -       -         -          -         -   6,983,059           -    6,983,059           -
Chile               1,668            -       -         -          -         -           -   3,696,398        1,668    3,696,398
Deutsche                -   10,765,527                 -          -         -           -           -            -   10,765,527
                    -----   ----------   ------   ------     ------    ------   ---------   ---------    ----------  ----------
   Total            1,668   10,765,527        -        -          -         -   6,983,059   3,696,398    6,984,727   14,461,925
                    =====   ==========   ======   ======     ======    ======   =========   =========    =========   ==========

   Principal due    1,668   10,735,066        -        -          -         -   6,983,059   3,677,100    6,984,727   14,412,166
                    =====   ==========   ======   ======     ======    ======   =========   =========    =========   ==========


b) Long term bank liabilities current portion:


                                            Currency or indexation adjustment
                            -----------------------------------------------------------------------------

                                  US dollars           Other foreign currencies            UF
     Bank                     2002         2001           2002         2001        2002          2001
     ----                     ----         ----           ----         ----        ----          ----
                              ThCh$        ThCh$          ThCh$        ThCh$       ThCh$         ThCh$
Citibank                           -             -             -    2,361,805           -              -
Bradesco                           -             -       416,557      900,701           -              -
Itau (Brazil)                      -             -       311,196      430,219           -              -
Santander                          -             -       222,703            -           -              -
Scholle                       12,277             -             -            -           -              -
Artesia Banking Corp       1,434,036     1,345,860             -            -           -              -
Boston                             -               -     137,994    2,367,009           -              -
                          -----------   -----------    -----------  ---------    --------      ---------
     Total                 1,446,313     1,345,860     1,088,450    6,059,734           -              -
                          ==========    ==========     =========    =========    ========      =========

     Principal due        57,492,728    53,954,696     1,003,877    7,155,835           -              -
                          ==========    ==========     =========    =========    ========      === =====


                               Non-Indexed Ch$                   Total
     Bank                    2002          2001           2002          2001
     ----                    ----          ----           ----          ----
                             ThCh$         ThCh$          ThCh$         ThCh$
Citibank                           -            -               -      2,361,805
Bradesco                           -            -         416,557        900,701
Itau (Brazil)                      -            -         311,196        430,219
Santander                          -            -        222,703               -
Scholle                            -            -          12,277              -
Artesia Banking Corp               -            -       1,434,036      1,345,860
Boston                             -            -         137,994      2,367,009
                               -----        -----     -----------     ----------
     Total                         -            -       2,534,763      7,405,594
                               =====        =====     ===========     ==========

     Principal due                 -            -      58,496,605     61,110,531
                               =====        =====      ==========     ==========

NOTE 20-OTHER CURRENT LIABILITIES
-----------------------------------

The Company has no balance in this item.

NOTE 21-LONG-TERM BANK LIABILITIES
------------------------------------

Long - term bank liabilities were as follows:

                                                                                     Current year end
                                                                                 -------------------------            Prior
                                                                                                                      year end
                                                     Years to maturity                                 Average   -----------------
                                       ------------------------------------------    Total long        annual     Total long term
                                         More than 1    More than 2   More than 5    term at           interest          at
      Bank              Currency           up to 2        up to 3      up to 10      year end          rate           year end
      ----              --------           -------        -------      --------      --------            ----         --------
                                            ThCh$          ThCh$         ThCh$         ThCh$             ThCh$          ThCh$

Banco Bradesco       Other currencies      24,560          42,094              -         66,654          13.1%           672,784
Banco Itau           Other currencies           -         780,590              -        780,590          13.5%         1,604,680
Banco Boston         Other currencies           -               -        396,713        396,713          13.4%           749,728
Banco Santander      Other currencies           -               -        849,283        849,283          13.5%                 -
Banco Scholle        Other currencies           -               -              -              -           -               11,523
Artesia Banking Corp US dollars                 -               -     57,488,800     57,488,800           6.51%       53,954,695
                                           -------       ---------    ----------     ----------                       ----------
         Total                             24,560         822,684     58,734,796     59,582,040                       56,993,410
                                           =======        ========    ==========     ==========                       ==========


NOTE 22 - LONG- AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)
-------------------------------------------------------------------------

Details of bonds payable are as follows:


Instrument subcription or                 Nominal                   Interest
identification number            Series    value        Currency      rate      Maturity date
---------------------            ------    -----        --------      ----      -------------
                                                                        %
Current portion of bonds payable
--------------------------------

Interest                            A    32,076,000        US$         7         01/04/2003
Interest                            B     4,000,000        US$         7.625     01/04/2003
Interest                            A     3,300,000        UF          6.200     01/06/2003
Interest                            B     3,700,000        UF          6.500     01/06/2003

         Total current maturities


Long-term portion of bonds payable
----------------------------------
Yankee bonds                        A    36,626,000        US$         7.000     01-10-2007
Yankee bonds                        B     4,000,000        US$         7.625     01-10-2027
Yankee bonds                        C    10,000,000        US$         7.875     01-10-2097
Register 254 SVS 06/13/01           A     3,300,000        UF          6.200     01-06-2008
Register 254 SVS 06/13/01           B     3,700,000        UF          6.500     01-06-2026

         Total long term



                                                                               Par value        Placement in
Instrument subscription or                   Interest    Amortization     --------------------    Chile or
identification number            Series         paid         period        2002           2001      abroad
---------------------            ------         ----         ------        ----           ----      ------
                                                                           ThCh$          ThCh$
Current portion of bonds payable
--------------------------------

Interest                            A       Half yearly    10 years       403,377        616,486    Foreign
Interest                            B       Half yearly    30 years        54,794        611,726    Foreign
Interest                            A       Half yearly    Dec. 2003    6,727,681              -    Chile
Interest                            B       Half yearly    Dec. 2009      330,298              -    Chile
                                                                        ---------       ---------
         Total current maturities                                       7,516,150       1,228,212
                                                                        =========      ==========

Long-term portion of bonds payable
----------------------------------
Yankee bonds                        A       Half-yearly   10 years     23,050,133      24,701,809   Foreign
Yankee bonds                        B       Half-yearly   30 years      2,874,440       2,697,735   Foreign
Yankee bonds                        C       Half-yearly  100 years              -       6,744,337   Foreign
Register 254 SVS 06/13/01           A       Half-yearly  Dec' 2003     48,809,109      55,276,781   Chile
Register 254 SVS 06/13/01           B       Half-yearly  Dec' 2009     61,953,245      61,976,998   Chile
                                                                      -----------     -----------
         Total long term                                              136,686,927     151,397,660
                                                                      ===========     ===========

1       Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-   :   Rating according to Fitch Ibca Inc.
BBB+ :   Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA-  :   Rating according to Fitch Chile
AA   :   Rating according to Feller & Rate

2       Bond repurchases.

During 2002 Embotelladora Andina S.A., through its subsidiary, The Sterling Pacific Corp S.A. (now Abisa Corp S.A.) repurchased bonds issued in the US markets, issued by the Company, for an amount of MUS$14.6 (MUS$218.9 in 2001), which are presented as deductions to the long-term liabilities. At December 31, 2002 the total repurchase amount was MUS$314, of a total of MUS$350.

Net non-operating income of ThCh$ 963,270 (ThCh$3,723,621 in 2001) was recorded as a result of the favorable difference in the purchase rates of such bonds.

3       Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for MUS$75 maturing in December 2007 and semiannual interest payments. At December 31, 2001 and 2002, all such bonds are owned by the subsidiary ABISA Corp. (formerly, The Sterling Pacific Corp. S.A.). Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

NOTE 23 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each year end were as follows:


                                                       Short-term                          Long-term
                                                  ----------------------             ----------------------
                                                  2002              2001             2002              2001
                                                  ----              ----             ----              ----
                                                  ThCh$             ThCh$            ThCh$             ThCh$

Accrued liabilities                              8,416,388        8,632,132         6,348,286        2,008,444
Vacation provision                               1,823,521        2,216,900                 -                -
Staff severance indemnities                        306,755          414,190         2,410,489        2,251,338
Advertising                                      2,852,665        1,062,867                 -                -
Development 2.5 lt. containers                   1,062,060                -                 -                -
Bank interest tax (Brazil)                               -                -           516,052        2,134,710
                                                ----------       ----------         ---------        ---------
         Total                                  14,461,389       12,326,089         9,274,827        6,394,492
                                                ==========       ==========         =========        =========

NOTE 24 - STAFF SEVERANCE INDEMNITIES
-------------------------------------

Movements in the provision for staff severance indemnities were as follows:

                                          2002              2001
                                          ----              ----
                                          ThCh$             ThCh$

Beginning balance                        2,587,891        2,082,465
Provision for the period                   637,907          816,415
Payments                                  (508,554)        (233,352)
                                         ----------      ----------
         Ending balance                  2,717,244        2,665,528
                                         =========        =========

NOTE 25 - OTHER LONG-TERM LIABILITIES
-------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST
---------------------------

                                                                         2002              2001
                                                                         ----              ----
                                                                         ThCh$             ThCh$
Liabilities included in consolidated balance sheets
Andina Inversiones Societarias S.A.                                    49,586           46,944

Proportionate share included in consolidated statements of income
Andina Inversiones Societarias S.A.                                    (2,628)         (21,851)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------

                  a) Movements in shareholders' equity were as follows:

                                                                 2002
                                    -------------------------------------------------------------
                                                             Retained                      Net
                                    Paid-in     Other        earnings      Interim    income (loss)
                                    capital    reserves  from prior years dividends   for the year
                                    -------    --------  ---------------- ---------   ------------
                                     ThCh$       ThCh$         ThCh$        ThCh$         ThCh$
Beginning balance                179,149,060  46,252,421    125,211,171 (11,587,314)  33,066,958
Distribution of prior-year income          -           -     21,479,644  11,587,314  (33,066,958)
Final dividend for the prior-year          -           -    (46,141,062)          -            -
Cumulative translation adjustment          -  11,926,092              -           -            -
Extraordinary dividend
  charged to retained earnings             -           -              -           -            -
Price-level restatement            5,374,472   1,387,573      3,108,775    (149,440)           -
Income for the year                        -           -              -           -   33,021,268
Interim dividends                          -           -              - (11,495,351)           -
                                 -----------  ----------    -----------  -----------  ----------
Ending balance                   184,523,532  59,566,086    103,658,528 (11,644,791)  33,021,268
                                 ===========  ==========    ===========  ===========  ==========

Restated Balances



                                                                  2001
                                        ----------------------------------------------------------------
                                                                 Retained                   Net
                                          Paid-in    Other       earnings        Interim    income (loss)
                                          Capital    reserves  from prior years  dividends  for the year
                                         --------  ---------------- --------- ------------ -------------
                                           ThCh$         ThCh$        ThCh$       ThCh$
Beginning balance                     173,762,425    38,132,910    147,414,347  (11,640,959)  31,500,734
Distribution of prior-year income               -              -     19,859,775   11,640,959  (31,500,734)
Final dividend for the prior-year               -              -     (3,831,784)           -            -
Cumulative translation adjustment               -      6,937,391              -            -            -
Extraordinary dividend
  charged to retained earnings                  -              -    (42,309,278)           -            -
Price-level restatement                 5,386,635      1,182,120      4,078,111      (91,963)           -
Income for the year                             -              -              -            -   33,066,958
Interim dividends                               -              -              -  (11,495,351)          -
                                      -----------      ---------    -----------   -----------   ----------
Ending balance                        179,149,060      6,252,421    125,211,171  (11,587,314)  33,066,958
                                      ===========     ==========    ===========  ===========   ==========

Restated Balances                     184,523,532     47,639,994    128,967,505  (11,934,933)  34,058,967
                                      ===========     ==========    ===========  ===========   ==========

b)   Number of shares:

                                  Subscribed                          Paid-in                      Shares with
Series                              shares                            shares                      voting rights
------                              ------                            ------                      -------------
A                                380,137,271                         380,137,271                   380,137,271
B                                380,137,271                         380,137,271                   380,137,271

c) Capital:

                                                           Subscribed                                 Paid-in
Series                                                       capital                                  capital
------                                                       -------                                  -------
                                                              ThCh$                                    ThCh$

A                                                    92,261,766                                      92,261,766
B                                                    92,261,766                                      92,261,766

     d) Other reserves:

     Other reserves at each year-end were as follows:

                                                                                     2002              2001
                                                                                     ----              ----
                                                                                     ThCh$             ThCh$

Reserve for cumulative translation adjustments (1)                                 58,644,627       46,718,535
Reserve for technical reappraisal of property, plant and equipment                    155,233          155,233
Other reserves                                                                        766,226          766,226
                                                                                   ----------       ----------
         Total                                                                     59,566,086       47,639,994
                                                                                   ==========       ==========

(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:


                                                             Foreign exchange gains
                                                               generated during        Release/          Balance
                                               Balance            the year             transfer          December
 Subsidiary                                 January 1, 2002      Investment            of Reserve        31, 2002
 ----------                                 --------------        ----------          ----------         --------
                                               ThCh$               ThCh$                ThCh$             ThCh$

                                      31

Rio de Janeiro Refrescos Ltda.              28,537,904            6,802,546                   -         35,340,450
Embotelladora del Atlantico S.A.           12,242,195            3,706,976                   -         15,949,171
Complejo Industrial Pet S.A.                5,938,436            1,416,570                   -          7,355,006
                                           -----------           ----------          ----------        -----------
                             Total          46,718,535           11,926,092                   -         58,644,627
                                           ===========           ==========          ==========        ===========

Dividends paid in 2002 were as follows:


                        Payment                    Dividend        Dividend per shares      Dividend per shares
Dividends                month                  type series A         series B
---------                -----                  -------------         --------
    129            January                     Interim                   4.80                      5.28
    130            April                       Final                     4.80                      5.28
    131            July/Dec. 2002              Final                    54.48                     59.93
    132            July                        Interim                   4.80                      5.28
    133            October                     Interim                   4.80                      5.28

Dividends paid in 2001 were as follows:


                        Payment                    Dividend       Dividend per shares      Dividend per shares
Dividends                month                  type series A         series B
---------                -----                  --------------         --------

    124               January                  Interim                   4.80                      5.28
    125               April                    Final                     4.80                      5.28
    126               July                     Final                    53.00                     58.30
    127               July                     Interim                   4.80                      5.28
    128               October                  Interim                   4.80                      5.28

Approved interim dividend to be paid in 2003 were as follows:


                        Payment                    Dividend       Dividend per shares      Dividend per shares
Dividends                month                  type series A         series B
---------                -----                  -------------         --------

    134               January                  Interim                  4.80                      5.28

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

                                                                                     2002              2001
                                                                                     ----              ----
                                                                                     ThCh$             ThCh$

Other non-operating income during each year was as follows:

Gain on sale of plant, property and equipment                                         671,902        5,953,015
Gain of dissolution of container business in Brazil                                 1,456,771                -
Realization of reserve for translation adjustment                                           -       24,435,494
Other                                                                                 356,949          649,618
                                                                                 ------------     ------------
         Total                                                                      2,485,622       31,038,127
                                                                                 ============     ============

Other non-operating expenses during each year were as follows:



Non-operating assets written off                                                   (1,429,052)        (781,092)
Loss on sale of property, plant and equipment                                        (338,582)      (1,831,037)
Property, plant and equipment obsolescence and write-offs (2)                      (7,529,152)     (10,137,011)
Staff severance indemnities (2)                                                    (3,232,083)      (1,399,997)
Litigation (3)                                                                     (3,541,580)        (729,715)
Financial statement translation (1)                                                (6,997,631)     (10,337,190)
Liquidation of container business                                                           -         (338,443)
Other                                                                              (1,644,803)      (1,383,615)
                                                                                 ------------     ------------
         Total                                                                    (24,712,883)     (26,938,100)
                                                                                 =============    =============


(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin
     No. 64 issued by the Chilean Institute of Accountants, which are shown under Other non-operating income and expenses, as appropriate.

     In compliance with Official Circulars 79 and 81 issued by the Chilean Superintendency of Stock and Insurance dated January 19 and 22, respectively, the subsidiaries in Argentina have recognized a loss amounting to ThCh$5,082,002. This results from the application of the exchange rate equivalent to 1.7 Argentine pesos per 1 US dollar, in the translation of its financial statements as of December 31, 2001, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. Such effect was reported to the Chilean Superintendency of Stock and Insurance through a letter dated February 8, 2002.

(2) This basically refers to write-offs, obsolescence, allowance for discontinued good of fixed assets, and indemnities for the closure of the Rosario and Mendoza plants, pertaining to the subsidiary in Argentina.

(3) This refers to actions under labour laws, which mainly come from the subsidiary in Brazil.

NOTE 29 - PRICE-LEVEL RESTATEMENT
---------------------------------

The composition of price-level restatement for each year is as follows:


     Assets -  (charges)/credits                            Index                    2002              2001
     ---------------------------                            -----                    ----              ----
                                                                                     ThCh$             ThCh$

Inventories                                                 CPI                       286,842          153,011
Property, plant and equipment                               CPI                     2,397,902        2,536,780
Investments in related companies                            CPI                     5,918,494        5,906,091
Other non-monetary assets                                   UF                              -          486,542
PPM                                                         CPI                         8,037                -
Current assets                                              UF                          9,385                -
Current assets                                              CPI                         4,342                -
Notes receivable from related companies                     UF                              -                -
Other non-monetary assets                                   CPI                       540,706        1,337,750
Price-level restatement of expenses                         CPI                     3,772,734        3,179,238
                                                                                  -----------      -----------
         Total (charges)/credits                                                   12,938,442       13,599,412
                                                                                  ===========      ===========

Liabilities - (charges)/credits
-------------------------------

Shareholders' equity                                        CPI                    (9,721,380)     (10,871,550)
Short-term liabilities                                      UF                       (474,657)      (1,744,973)
Short-term liabilities                                      CPI                       (11,292)        (575,198)
Long-term liabilities                                       CPI                    (1,326,134)        (141,618)
Non-monetary liabilities                                    UF                     (3,370,220)      (5,892,717)
Price-level restatement of income                           CPI                    (5,229,343)      (4,155,860)
                                                                                 ------------     ------------
         Total (charges) credits                                                  (20,133,026)     (23,381,916)
                                                                                 =============    =============
         Price-level restatement loss                                              (7,194,584)      (9,782,504)
                                                                                 =============    =============

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES
---------------------------------------


                  Caption                                 Currency                   2002              2001
                  -------                                 --------                   ----              ----
                                                                                     ThCh$             ThCh$

Assets - (charges)/credits
Cash                                                         US$                     (189,221)         191,920
Time deposits                                                US$                    6,432,257        5,533,315
Marketable securities                                        US$                    1,172,507        2,008,746
Trade accounts receivable                                    US$                            -            8,809
Other receivables                                            US$                    1,790,280         (491,994)
Notes and accounts receivable from related
  companies - short-term                                     US$                            -          567,242
Inventories                                                  US$                       (3,459)         (67,730)
Other current assets                                         US$                    1,990,114          565,943
Notes and accounts receivable from related
  companies - long-term                                      US$                            -        6,267,724
Other                                                        US$                   28,604,548        3,735,878
Investments in other companies                               US$                       63,883                -
                                                                                   ----------       ----------
         Total (charges) credits                                                   39,860,909       18,319,853
                                                                                   ==========       ==========
Liabilities - (Charges)/credits
Short-term bank liabilities                                  US$                            -                -
Bonds payable                                                US$                     (167,989)        (813,971)
Accounts payable                                             US$                      (29,257)        (176,869)
Notes and accounts payable to
  related companies                                          US$                   (2,147,210)               -
Provisions                                                   US$                      (13,564)          52,333
Bonds payable - long-term                                    US$                   (1,524,633)      (3,303,729)
Notes and accounts payable to
  related companies                                          US$                  (11,978,046)     (11,214,482)
Other creditors                                              US$                      (28,235)               -
                                                                                  ------------     -----------
         Total (charges) credits                                                  (15,888,934)     (15,456,718)
                                                                                  ============     ===========
Foreign exchange gain, net                                                         23,971,975        2,863,135
                                                                                  ============     ===========

NOTE 31 - EXTRAORDINARY ITEMS
-----------------------------
There were no extraordinary items in 2002 or 2001.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES
--------------------------------------------------------------

Bond issue and placement expenses are presented in Other current assets and Other long-term assets, which are amortized on a straight-line basis over the period of the documents issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

     Issue expenses and rate differences have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Issue expenses and rate differences amounted to ThCh$1,446,800. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Issue expenses.

Amortization for 2002 amounted to ThCh$ 148,888, and to ThCh$ 89,456 in 2001.

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------

Financing and investing activities not generating cash flows during each year, but which affect future cash flows, were as follows:


                                                               Maturity                         Maturity
                                                 2002            date             2001            date
                                                 ----            ----             ----            ----
                                                 ThCh$                            ThCh$
                                                                          Disbursements


Yankee Bond interest                            916,343    January 1. 2003     1,232,973     April 1. 2002
Dividend payments                             3,831,784    January 30. 2003    3,946,738     January 30. 2002
Additions to property, plant and equipment    4,990,508    March 1. 2003       4,108,304     March 3. 2002
Additions to property, plant and equipment      189,037    February 28. 2003      60,816     January 30. 2002
Additions to property, plant and equipment      201,740    March 31. 2003        313,647     March 28. 2002
Local bond interest                           6,137,051    December 1. 2003      611,726     June 1. 2002
Income taxes                                  1,041,121    April 30. 2003             -
                                             ----------                       ----------
         Total disbursements                 17,307,584                       10,274,204
                                             ----------                       ----------

                                                                          Receipts

Sales of property, plant and equipment          183,061    February 14. 2003      29,678     February 4. 2002
Income taxes                                          -                        1,541,314     May 31. 2002
                                             ----------                       ----------
         Total income                           183,061                        1,570,992
                                             ==========                       ==========
         Total net                           17,124,523                        8,703,212
                                             ==========                       ==========

NOTE 34 - DERIVATIVE CONTRACTS
------------------------------


                  Derivative contracts at December 31, 2002 were as follows:

                                                                                           Contract description
                                                                        ---------------------------------------------------------
                                                                                          Position       Hedged item
                                                       Maturity             Specific      purchase/      or transaction
      Derivative         Contract      Value           period               item          sale           Concept
      ----------         --------      -----            ------                ----        ---------      --------------
                                       ThCh$

Swap                       CCTE     2,883,063       2nd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       2nd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       3rd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       3rd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       3rd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       4th quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       4th quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       4th quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       4th quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       4th quarter  2003   US$ exchange rate     P    Foreign currency supplier
Swap                       CCTE     2,883,063       1st quarter  2004   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     3,859,625       1st quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     3,670,153       1st quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     2,926,298       1st quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     3,654,776       2nd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     3,032,835       2nd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     2,564,633       2nd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     2,569,042       3rd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     2,725,171       3rd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     3,023,237       3rd quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     2,503,855       4th quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     2,672,654       4th quarter  2003   US$ exchange rate     P    Foreign currency supplier
Foreign currency forward   CCTE     2,679,687       4th quarter  2003   US$ exchange rate     P    Foreign currency supplier


                                                                                  Effect on
                                       ----------------------------------------------------------------------------------
                                        Hedged                Assets/liabilities                                  Effect on
                                        item         ------------------------------------------------------       unrealized
      Derivative              Amount    value                    Caption                             Amount       income
      ----------              ------    -----                    -------                             ------       ------
                               ThCh$    ThCh$                                                        ThCh$         ThCh$

Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      17,210
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      17,408
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      18,529
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      19,508
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      20,530
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      20,519
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      20,497
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      24,285
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      20,747
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      20,475
Swap                            2,883,063  2,883,063       Other assets/Other current liabilities      2,883,063      20,464
Foreign currency forward        3,859,625  3,952,355       Other assets/Other current liabilities      3,952,355      92,730
Foreign currency forward        3,670,153  3,758,330       Other assets/Other current liabilities      3,758,330      88,178
Foreign currency forward        2,926,298  2,996,604       Other assets/Other current liabilities      2,996,604      70,306
Foreign currency forward        3,654,776  3,758,330       Other assets/Other current liabilities      3,758,330     103,554
Foreign currency forward        3,032,835  3,118,767       Other assets/Other current liabilities      3,118,767      85,932
Foreign currency forward        2,564,633  2,637,299       Other assets/Other current liabilities      2,637,299      72,666
Foreign currency forward        2,569,042  2,601,368       Other assets/Other current liabilities      2,601,368      32,327
Foreign currency forward        2,725,171  2,759,462       Other assets/Other current liabilities      2,759,462      34,291
Foreign currency forward        3,023,237  3,061,279       Other assets/Other current liabilities      3,061,279      38,042
Foreign currency forward        2,503,855  2,558,252       Other assets/Other current liabilities      2,558,252      54,397
Foreign currency forward        2,672,654  2,730,718       Other assets/Other current liabilities      2,730,718      58,064
Foreign currency forward        2,679,687  2,737,904       Other assets/Other current liabilities      2,737,904      58,217

NOTE 35 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------


a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or are not likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) Embotelladora Andina S.A.

Andina has filed a tax lawsuit for assessments made by the Internal Revenue Service for the concept of VAT and non-allowable tax expenses, amounting to ThCh$ 57,905, plus restatements and interest. The Tax Court issued a favorable judgement for a partial amount of ThCh$ 23,609, plus restatement and interest. The Company presented an appeal to Court of Appeal in San Miguel on July 3, 2001.

2) Complejo Industrial Pet S.A. is subject to labor and civil lawsuits for a maximum loss of ThUS$ 219.

3) Embotelladora del Atlantico S.A. is subject to labor lawsuits and other related matters for a maximum loss of ThUS$ 642.

4) RJR is subject to labor, civil, and fiscal tax lawsuits for a maximum loss of ThUS$ 4,052.

5)   Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and potential labor, trade or other lawsuits.

b.   Restrictions

The bond issue and placement in the US market for US$350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

         Leverage ratio, defined as the Total debt/shareholders' equity + minority interest ratio should be less than 1.20 times.

         Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times Current consolidated liabilities not guaranteed by the investee.

     Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling contract or license, renewable from time to time.

     Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c    Direct guarantees

Guarantees at December 31, 2002 were as follows:




                                            Debtor
                               -------------------------------
 Guarantee creditor            Name                    Relation           Guarantee
 ------------------            ----                    --------           ---------


Uniao Federal         Rio de Janeiro Refrescos     Subsidiary         Warehouse
Estado Rio de Janeiro Rio de Janeiro Refrescos     Subsidiary         Letter of credit
Estado Rio de Janeiro Rio de Janeiro Refrescos     Subsidiary         Letter of credit
Banco Galicia         Edasa                        Subsidiary         Letter of credit
Banco Sudamericano    Embotelladora Andina S.A.    Parent Company     Performance bond
Banco Sudamericano    Embotelladora Andina S.A.    Parent Company     Performance bond
Ilustre Municipalidad
  de Renca            Embotelladora Andina S.A.    Parent Company     Performance bond
Servicio Nacional
  de Aduanas          Embotelladora Andina S.A.    Parent Company     Performance bond


                                Assets involved
                          -------------------------       Balances pending payment
                                                               at year end           Year of
                                             Book         -----------------------   expiration
 Guarantee creditor            Type          value          2002           2001   December 31, 2003
 ------------------            ----          -----          ----           ----   -----------------
                                             ThCh$          ThCh$          ThCh$        ThCh$

Uniao Federal           Warehouse          79,994        56,032          80,075           -
Estado Rio de Janeiro   Letter of credit        -             -       1,175,027           -
Estado Rio de Janeiro   Letter of credit        -             -         242,551           -
Banco Galicia           Industrial pledge       -             -         555,415           -
Banco Sudamericano      -                       -             -         138,275           -
Banco Sudamericano      -                       -             -           5,025           -
Ilustre Municipalidad
  de Renca              -                       -             -               -     138,223
Servicio Nacional
  de Aduanas            -                       -             -               -   1,771,354

NOTE 36 - GUARANTEES FROM THIRD PARTIES
---------------------------------------

Guarantees from third parties at December 31, 2002 were as follows:


                                     Type of
            Guarantor                guarantee            Amount        Currency          Transaction
            ---------                ---------            ------        --------          -----------

Loss, Juan Nelson                   Mortgage              250,000        Argentine pesos   Credit to distributors
Bachiecca, Ruben                    Mortgage               62,000        Argentine pesos   Credit to distributors
Lopez, Nicanor                      Mortgage               63,000        Argentine pesos   Credit to distributors
Ismael Hermanos                     Mortgage               60,000        Argentine pesos   Credit to distributors
Tello, Mary Olga                    Mortgage               18,000        Argentine pesos   Credit to reseller
Distribuidora Guadalupe             Mortgage               55,000        Argentine pesos   Credit to distributors
Sotelo, Miguel                      Mortgage               24,000        Argentine pesos   Credit to distributors
Dallaglio, Eduardo                  Mortgage               30,000        Argentine pesos   Credit to distributors
Tahan, Julio e Hijos                Mortgage               25,000        Argentine pesos   Credit to distributors
Cruz del Eje Refrescos              Mortgage               50,000        Argentine pesos   Credit to distributors
Dean Funes Refrescos                Mortgage               60,000        Argentine pesos   Credit to distributors
Jesus Nicolas Gonzalez              Mortgage               15,000        Argentine pesos   Credit to reseller
Lopez, Hnos.                        Mortgage               60,000        Argentine pesos   Credit to distributors
Villacreces, Ricardo                Pledge                 50,000        Argentine pesos   Credit to distributors
Van Derdonkt W. y Cia.              Pledge                 80,000        Argentine pesos   Credit to distributors
Casella y Dangelo                   Pledge                 20,000        Argentine pesos   Credit to distributors
Pardo, Angel                        Mortgage               39,000        Argentine pesos   Credit to distributors
Casa, Elio                          Mortgage              120,000        Argentine pesos   Credit to distributors
Romagnoli, Daniel                   Mortgage               50,000        Argentine pesos   Credit to distributors
Restaurantes Prima Pasta S.A.       Policy                    330        U.F.              Advertising contract
Gasin S.A.                          Policy                    746        U.F.              Advertising contract
Slappers Chile S.A.                 Policy                    624        U.F.              Advertising contract
Inmobiliaria Patricio
  Cornejo S.A.                      Policy                  3,600        U.F.              Advertising contract
Tavelli S.A.                        Policy                    750        U.F.              Advertising contract
Inmobiliaria Brutus Limitada        Policy                    875        U.F.              Advertising contract
Soc.Administradora Plaza Cent.      Policy                  3,076        U.F.              Advertising contract
Soc. de Restaurantes Tuesday        Policy                  1,000        U.F.              Advertising contract
Destur S.A.                         Policy                 48,000        US$               Advertising contract
Ristorante Le Due Torri             Policy                    736        UF                Advertising contract
Restaurantes Americanos             Policy                  1,246        UF                Advertising contract
Inversiones La Piccola Italiana     Policy                736,000        UF                Advertising contract
CONFAB                              Mortgage           30,000,000        US$               Purchase of Rio de Janeiro
   Refrescos Ltda.
Russel W. Coffin                    Letter of credit   23,473,332        US$               Purchase of Nitvitgov
  Refrigerantes S.A.
Distribuidores de Area              Mortgage/pledge     1,872,152        US$               Credit to distributors
Transportistas                      Pledge                231,616        US$               Sale of trucks

NOTE 37 - LOCAL AND FOREIGN CURRENCY
------------------------------------

     a. Assets at each year-end were composed of local and foreign currencies as follows:

           Caption                                 Currency                           2002              2001
           -------                                 --------                           ----              ----
                                                                                     ThCh$             ThCh$
CURRENT ASSETS
Cash                                        Non-indexed Chilean pesos               5,020,460        5,846,213
-                                           US$                                     1,161,347          474,532
-                                           A$                                      2,531,142        6,036,424
-                                           $R                                      2,933,052        1,927,453
Time deposits                               US$                                             -       18,716,503
-                                           A$                                            152                -
-                                           $R                                     12,438,932                -
Marketable securities                       Non-indexed Chilean pesos                  50,397        8,485,159
-                                           US$                                    25,489,397       17,856,217
Trade accounts receivable                   Non-indexed Chilean pesos              15,276,504       15,577,648
-                                           US$                                     1,281,815          330,502
-                                           A$                                      1,879,903        6,562,301
-                                           $R                                      8,031,018        5,714,518
Notes receivable                            Non-indexed Chilean pesos               9,572,504        9,648,621
-                                           A$                                        264,983          823,740
-                                           $R                                      2,404,479        4,135,395
Other receivables                           Non-indexed Chilean pesos               2,171,907        2,175,876
-                                           US$                                       450,671        1,945,313
-                                           A$                                        397,718          681,214
-                                           $R                                      2,304,376       12,092,353
Notes and accounts receivable from          Non-indexed Chilean pesos                       -          651,915
 related companies                          US$                                             -           11,213
-                                           A$                                              -          742,262
-                                           $R                                              -           49,980
Inventories                                 Indexed Chilean pesos                   4,619,169                -
-                                           Non-indexed Chilean pesos               1,546,701        5,779,645
-                                           US$                                     2,606,071        2,603,716
-                                           A$                                      3,433,812        3,116,593
-                                           $R                                      5,605,127        6,345,143
Recoverable taxes                           Indexed Chilean pesos                      40,000                -
-                                           Non-indexed Chilean pesos                 505,317        2,132,635
-                                           US$                                         1,193           52,910
-                                           A$                                      1,777,538        2,677,818
-                                           $R                                      2,041,018          774,343
Prepaid expenses                            Indexed Chilean pesos                     285,372                -
-                                           Non-indexed Chilean pesos                 946,691        1,197,669
-                                           US$                                       142,010          648,020
-                                           A$                                        114,400           15,762
-                                           $R                                        463,890        1,054,054
Deferred income taxes                       Non-indexed Chilean pesos                 711,234          402,821
-                                           A$                                              -          115,720
Other current assets                        Non-indexed Chilean pesos               1,708,904        3,209,751
-                                           US$                                     2,011,449          930,271
-                                           A$                                        752,068          955,166
-                                           $R                                        401,877          426,202
Property, plant and equipment               Indexed Chilean pesos                  64,883,282       69,992,810
-                                           US$                                   142,466,121      153,940,041
Other assets
Investments in related companies            Indexed Chilean pesos                  15,754,321       14,640,678
-                                           US$                                     1,318,479        4,316,469
Investments in other companies              US$                                       737,390          692,059
Goodwill                                    Indexed Chilean pesos                   1,216,392        2,924,494
-                                           US$                                   112,665,964      111,677,683
Long-term receivables                       US$                                             -           47,949
-                                           A$                                         20,015          952,363
-                                           $R                                          8,601          179,662
Notes and accounts receivable from          Non-indexed Chilean pesos                  36,784           57,384
  related companies                         $R                                         54,506           77,896
Intangibles                                 Non-indexed Chilean pesos                       -          163,232
                                            US$                                     3,463,818        3,250,881
Amortization of intangibles                 Non-indexed Chilean pesos                       -          (39,902)
-                                           US$                                    (2,845,213)      (2,369,579)
Other                                       Non-indexed Chilean pesos               6,018,672        6,349,984
-                                           US$                                   198,624,481      186,232,886
-                                           A$                                      1,255,586        3,394,953
-                                           $R                                      1,574,554        1,000,491
                                                                                  -----------      -----------
         Total Assets                       Non-indexed Chilean pesos              43,566,075       61,638,651
                                                                                  ===========      ===========
                                            Indexed Chilean pesos                  86,798,536       87,557,982
                                                                                  ===========      ===========
                                            US$                                   489,574,993      501,357,586
                                                                                  ===========      ===========
                                            A$                                     12,427,317       26,074,316
                                                                                  ===========      ===========
                                            $R                                     38,261,430       33,777,490
                                                                                  ===========      ===========

b. Current liabilities at year-end were composed of local and foreign currencies as follows:


                                                                   Up to 90 days                     90 days to 1 year
                                                   -----------------------------------------  ------------------------------------
                                                            2002                  2001              2002                2001
                                                   ---------------------    ----------------  -----------------    ---------------
                                                                Average             Average            Average             Average
                                                                interest            interest           interest            interest
           Caption       Currency                    Amount     rate      Amount    rate       Amount  rate       Amount   rate
           -------       --------                    ------     ----      ------    ------     ------    -------    ------  ------
                                                       ThCh$      %       ThCh$        %      ThCh$       %         ThCh$      %

Short-term bank          Non-indexed Chilean pesos   6,983,059    3.58            -      -           -        -            -  -
  Liabilities            US$                             1,668    4.95    3,696,399      -           -        -            -
-                        A$                                  -       -   10,765,526      -           -        -            -  -
Current portion of
 long-term               US$                                 -       -            -      -   1,446,313        -    1,345,860  -
 bank liabilities        $R                                  -       -    2,361,797      -   1,088,450    13.07    3,697,937  -
Current portion of
 bonds payable           UF                                  -       -            -      -   5,591,892        -      611,726  -
-                        US$                                 -       -            -      -   1,924,258        -      616,486  -
Dividends payable        Non-indexed Chilean pesos   3,925,793       -    4,028,706      -           -        -            -  -
Accounts payable         Indexed Chilean pesos       3,377,963       -            -      -           -        -            -  -
                         Non-indexed Chilean pesos   8,303,790       -   10,294,589      -           -        -    3,347,408  -
-                        US$                         3,733,655       -    5,584,652      -           -        -            -  -
-                        A$                          3,855,777       -    4,804,799      -           -        -            -  -
-                        $R                          7,067,156       -    9,460,936      -           -        -            -  -
Other creditors          Non-indexed Chilean pesos           -       -          167      -           -        -            -  -
-                        A$                             32,799       -      107,439      -      37,341        -       70,232  -
-                        $R                                  -       -            -      -   2,987,420        -    2,029,733  -
Notes payable            Non-indexed Chilean pesos           -       -      119,948      -           -        -            -  -
Notes and accounts
  payable to             Non-indexed Chilean pesos   4,428,732       -    3,870,433      -           -        -            -  -
  related companies      US$                                 -       -    2,030,647      -   4,341,454        -      359,370  -
-                        A$                            120,035       -    4,440,373      -           -        -            -  -
-                        $R                            323,794       -            -      -           -        -    1,797,186  -
Provisions               Non-indexed Chilean pesos   9,967,930       -    7,315,159      -   1,268,296        -            -
-                        US$                           301,743       -      403,421      -     718,610        -            -  -
-                        A$                             90,938       -       22,020      -     157,028        -      360,064  -
-                        $R                                  -       -    1,754,422      -   1,956,844        -    2,471,003  -
Withholdings             Non-indexed Chilean pesos   4,464,319       -    5,170,909      -           -        -            -  -
-                        A$                          1,738,065       -    3,145,591      -           -        -            -  -
-                        $R                          2,508,396       -    2,384,616      -           -        -      487,056  -
Provision for
  income taxes           Non-indexed Chilean pesos           -       -    2,431,969      -   3,052,935        -            -  -
                         US$                           685,366       -            -      -           -        -            -  -
-                        A$                          1,011,878       -      157,290      -           -        -            -  -
                         $R                                777       -            -      -           -        -            -  -
Unearned income          Non-indexed Chilean pesos     125,855       -            -      -           -        -            -  -
                         US$                                 -       -      129,631      -           -        -            -  -
                         A$                                  -       -            -      -           -        -            -  -
                         $R                                  -       -            -      -           -        -            -  -
                                                    ----------           ----------          ---------            ----------
 Total current
   liabilities           UF                                  -                    -          5,591,892               611,726
                                                    ==========           ==========          =========            ==========
                         US$                         4,722,432           11,844,750          8,430,635             2,321,716
                                                    ==========           ==========          =========            ==========
                         A$                          6,849,492           23,443,038            194,369               430,296
                                                    ==========           ==========          =========            ==========
                         $R                          9,900,123           15,961,771          6,032,714            10,482,915
                                                    ==========           ==========          =========            ==========
                         Non-indexed Chilean pesos  38,199,478           33,231,880          4,321,231             3,347,408
                                                    ==========           ==========          =========            ==========
                         Indexed Chilean pesos       3,377,963                    -                                        -
                                                    ==========           ==========          =========            ==========


c.1) Long-term liabilities at December 31, 2002 were composed of local and foreign currencies as follows:

Long-term liabilities at December 31, 2002

                                         1 to 3 years               3 to 5 years              5 to 10 years           Over 10 years
                                      ------------------------   ----------------------  ---------------------   ------------------
                                                       Average                 Average                 Average             Average
                                                       interest                interest                interest            interest
Caption              Currency              Amount      rate        Amount      rate       Amount       rate       Amount   rate
-------              --------              ------      -------    ------       --------   ------       -------    ------   --------
                                             ThCh$      %         ThCh$        %         ThCh$           %        ThCh$       %
Long-term bank
  liabilities        US$                          -         -     57,488,800    6.51              -       -             -      -
-                    $R                     847,244     13.11      1,245,996   13.49              -       -             -      -
Bonds payable        UF                           -         -     43,283,549    6.20     18,280,640    6.50    49,198,164   6.50
                     US$                          -         -     23,050,134    7.00              -       -     2,874,440   7.75
Other creditors      $R                      67,576         -              -       -              -       -             -      -
Provisions           UF                           -         -              -       -        412,063       -     1,981,646      -
-                    Non-indexed
                      Chilean pesos          16,781         -              -       -              -       -             -      -
-                    US$                  3,233,745         -              -       -              -       -             -      -
                     A$                     462,214         -              -       -              -       -             -      -
-                    $R                   3,168,378         -              -       -              -       -             -      -
Deferred income
   taxes             Non-indexed
                      Chilean pesos          64,166         -              -       -              -       -     1,865,354      -
Other liabilities    Non-indexed
                      Chilean pesos               -         -              -       -      4,672,839       -             -      -
-                    A$                           -         -        127,942       -      1,318,751       -             -      -
-                    $R                     173,391         -              -       -              -       -             -      -
                                          ---------               ----------             ----------            ----------
Total long-term
   liabilities       US$                  3,233,745               80,538,934                      -             2,874,440
                                          =========               ==========             ==========            ==========
                     $R                   4,256,589                1,245,996                      -                     -
                                          =========               ==========             ==========            ==========
                     UF                           -               43,283,549             18,692,703            51,179,810
                                          =========               ==========             ==========            ==========
                     Non-indexed
                      Chilean pesos          80,947                        -              4,672,839             1,865,354
                                          =========               ==========             ==========            ==========
                     A$                     462,214                  127,942              1,318,751                     -
                                          =========               ==========             ==========            ===========



c.2) Long-term liabilities at December 31, 2001 were composed of local and foreign currencies as follows:

Long-term liabilities at December 31, 2001

                                                1 to 3 years        3 to 5 years          5 to 10 years           Over 10 years
                                           --------------------  -------------------  ---------------------   --------------------
                                                     Average                Average                Average                Average
                                                     interest               interest               interest               interest
 Caption            Currency              Amount     rate        Amount     rate      Amount       rate       Amount      rate
 -------            --------              ------     --------    ------     --------  ------       -------    ------      --------
                                          ThCh$        %         ThCh$        %       ThCh$          %        ThCh$          %

Long-term bank
  liabilities         US$                    11,522    13.2    53,954,696      6.50              -      -             -        -
-                     R$                    672,784   13.20     2,354,408     13.50              -      -             -        -
Bonds payable         UF                          -       -    38,693,748      6.20     18,405,887    6.5    60,154,145      6.5
                      US$                         -       -             -         -     24,701,808    7.0     9,442,072     7.75
Other creditors       R$                    204,709       -             -         -              -      -             -        -
Provisions            UF                          -       -             -         -              -      -     2,229,790        -
                      Non-indexed
                       Chilean pesos         21,546       -             -         -              -      -             -        -
-                     A$                    574,216       -             -         -              -      -             -        -
-                     R$                  3,568,940       -             -         -              -      -             -        -
Deferred Taxes        Non-indexed
                       Chilean pesos         96,297       -             -         -              -      -     1,393,961        -
Other liabilities     Non-indexed
                       Chilean pesos              -       -             -         -      5,078,481      -             -        -
-                     US$                   129,538       -             -         -              -      -             -        -
-                     A$                          -       -             -         -      2,511,580      -             -        -
-                     R$                  1,228,388       -             -         -              -      -             -        -
                                        -----------           -----------              -----------           ----------
Total                 Non-indexed
                       Chilean pesos        117,843                     -                5,078,481            1,393,961
                                        ===========           ===========               ==========           ==========
                      UF                          -            38,693,748               18,405,887           62,383,935
                                        ===========           ===========               ==========           ==========
                      US$                   141,060            53,954,696               24,701,808            9,442,072
                                        ===========           ===========               ==========           ==========
                      A$                    574,216                     -                2,511,580                    -
                                        ===========           ===========               ==========           ==========
                      R$                  5,674,821             2,354,408                        -                    -
                                        ===========           ===========               ==========           ==========


NOTE 38 - PENALTIES
-------------------


The Company is not subject to any penalties of any kind from the SVS or any other administrative authority.

NOTE 39 - POST-BALANCE SHEET EVENTS
-----------------------------------

On January 30, 2003, interim dividend number 134 was paid in the following amounts: Ch$ 4.80 per Series A share, and Ch$5.28 per Series B share. The dividends relate to income for the year 2002.

No other significant events have occurred between December 31, 2002 and the issuance date of these financial statements that could significantly affect their balances or interpretation.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS
--------------------------------------------------

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENTAL ISSUES
------------------------------

     Andina and its subsidiaries have disbursed the amount of ThCh$ 452,572 for improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting and other studies. Future commitments, principally short term, for the same types of expenditures amount to ThCh$ 124,420.

EMBOTELLADORA ANDINA S.A.


ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002


I. Analysis of Results

2002 Fourth Quarter 2002 vs. 2001 Fourth Quarter
------------------------------------------------

Except where indicated, all figures in this section refer to the fourth quarter of 2002, all percentage changes are with respect to the same quarter of the previous year, and "dollars" refers to United States dollars.

Sales volume

The soft drink sales volume was 92.2 million unit cases representing an increase in the fourth quarter of 0.8%, due to an increase of 8% in Brazil, offset by decreases of 3.7% and 5.4% in Chile and Argentina respectively. Total volume, including juices, mineral water and beer, amounted to 99.6 million unit cases, representing a 1% decrease.

Net Sales

Net sales amounted to MCh$ 111,479 (MUS$ 155.1) representing a 20.4% decrease. The key drivers of this decrease were the marked devaluation of the Argentinean peso and the Brazilian real, and to a lesser extent the Chilean peso, which, after translation into dollars, resulted in a 31% drop in net sales in all countries.

Operating income

Operating income amounted to MCh$ 16,984 (MUS$ 23.6), representing an 18.9% decrease. However, operating margin increased by 20 basis points, from 15% in 2001 to 15.2% in 2002. The decrease in operating income is mainly due to the economic crisis in Argentina.

EBITDA

EBITDA (operating income plus depreciation) amounted to MCh$ 26,531 (MUS$ 36.9), representing a decrease of 10.3%. EBITDA as a percentage of operating income (margin) was 23.8%, 270 basis points above that of the prior year (21.1%); all three countries contributing to this improvement.

Non-operating results

Non-operating results contributed a loss of MCh$ 9,559 (MUS$ 13.3) compared to a loss of MCh$ 8,223 (MUS$ 11.4) in same quarter of 2001.

The increase of MCh$ 1,336 (MUS$ 1.9) of this loss is mainly due to the one-time profit recorded in the previous year, explained by the reversal of the currency translation adjustment reserve account due to the reduction of capital realized in the Argentinean subsidiaries. This was partially offset by: i) higher financial income driven by profits from hedge operations (forwards) of foreign currency in Brazil; ii) a lower charge for exchange differences due to a lower appreciation of the Chilean peso from September to December 2002, as compared to the same period of the previous year, and also to a provision made in the fourth quarter of 2001 as requested by the Chilean Securities Commission in relation to the January 2002 devaluation of the Argentinean peso; iii) a lower charge for amortization of goodwill; in the fourth quarter of 2001 the goodwill of the Argentinean packaging subsidiary was fully amortized; and iv) a charge made in the fourth quarter of 2001 to adjust the fixed assets of the Argentinean packaging subsidiary to market value.

Income Tax

The income tax provision was reduced by MCh$ 695 (MUS$ 1) due to a reduction in price-level restatements, for tax purposes, of foreign investments as a result of the strengthening in the Chilean peso during the fourth quarter of 2002.

Net Income

Net income amounted to MCh$ 8,119 (MUS$ 11.3) representing a 27.2% decrease.

CHILEAN OPERATIONS

Sales Volume

The total volume of beverages sold amounted to 34.7 million unit cases, representing a decrease of 6.6% for the quarter. Soft drinks volumes decreased by 3.7% mainly due to lower temperatures as compared to the same period of the previous year and of the price increase implemented in late November. During the quarter Coca-Cola was packaged in a 2.5-liter returnable PET-resin bottle. This format is the first of its kind in the world; the Company expects a significant contribution to sales volume growth as a result of its launch.

Net sales

Net sales amounted to MCh$ 55,274 (MUS$ 76.9), representing a decrease of 5.6% during the quarter, principally explained by reduced sales volume. Prices were increased by 3% on average in late November, with regards to the current price list, partially offsetting this decline in sales volume.

Operating income

Operating income amounted to MCh$ 14,584 (MUS$ 20.3), obtaining an operating margin of 26.4% representing an improvement of 100 basis points. In spite of the lower sales volume and higher raw materials costs as a result of translation effects, operating income was only slightly lower than that of 2001 due to a decrease in expenses and to advanced purchases of raw material, in order to fix both the cost and the exchange rate.

EBITDA

EBITDA amounted to MCh$ 17,697 (MUS$ 24.6), with an EBITDA margin of 32.0%, 100 basis points above the margin for the previous year.

BRAZILIAN OPERATIONS

Sales volume

The total beverage volume sold amounted to 43.5 million unit cases, representing a 7.5% increase for the quarter.

Net sales

Net sales amounted to MCh$ 35,701 (MUS$ 49.7); an 8.9% decrease with respect to the same period of the previous year. In spite of the higher sales volume and price increases (15% on average with respect to the same period of the previous year), the devaluation of the Brazilian Real had a negative impact on net sales after the effect of currency translation.

Operating income

Operating income amounted to MCh$ 2,721 (MUS$ 3.8), representing an 11.3% decrease. The sales margin remained stable. The reduction in net sales and higher raw materials costs as a result of currency devaluation, were partially offset by a decrease in expenses, by advanced purchases of raw materials, which helped to fix both the cost and the exchange rate, and by the effect of the Brazilian Real devaluation over translation effects.

EBITDA

EBITDA amounted to MCh$ 6,411 (MUS$ 8.9); an increase of 10.7% over the previous year, representing an EBITDA margin of 18.0%.

ARGENTINEAN OPERATIONS

Sales volume

Total sales volume amounted to 21.4 million unit cases, representing a 7.1% decrease. Such decrease is a consequence of the Argentinean economic situation that resulted in price increases of 49% with regard to the previous year. Returnable formats continue to have a strong presence within the sales volume, representing 39% of volume, almost doubling previous year's mix. This represents a positive trend given that it allows greater consumption opportunities to the lower-income population.

Net sales

Net sales amounted to M$ 20,494 (MUS$ 28.5); a decrease of 51.6% over the same period of the previous year. This is accounted for by the aforementioned volume decrease and by the effect of the devaluation of the Argentinean peso, after currency translation, partially offset by the price increase referred to above.

Operating income

Operating income amounted to MCh$ 1,099 (MUS$ 1.5), representing a 75.7% decrease. The decrease in net sales was partially offset by lower operating costs and administrative and selling expenses as a result of the restructuring of the production plants and the distribution system. Costs and expenses also reflect the impact of the devaluation of the Argentine peso upon translation effects.

EBITDA

EBITDA amounted to MCh$ 3,843 (MUS$ 5.3), representing a 46% decrease. However, EBITDA margin increased by 190 basis points, to 18.7%.

2002 vs. 2001

Except where indicated, all figures in this section refer to the year 2002, all percentage changes are with regard to the year 2001, and "dollars" refers to United States dollars.

Sales volume

Consolidated sales volume amounted to 327.8 million unit cases, representing a decrease of 3.5%. The soft drink sales volume in Chile increased by 1%, and by 2% in Brazil. As a consequence of the economic situation in Argentina, soft drinks sales volume in that country showed a 16.4% decline. Consolidated
Other Beverages (juices, mineral water and beer) sales volume decreased by 9.1%.

Net sales

Net sales decreased by 19.8%, mainly due to lower net sales in the Argentinean business, which showed a decrease of 56% as a result of the decline in volumes and the effect of the devaluation of the Argentinean peso, partially offset by price increases in local-currency that during 2002 amounted to an average 29.1%. Chilean net sales decreased by 4.6% due to price increases realized towards the end of the year, and to lower sales volumes in Other Beverages. Net sales in Brazil decreased by 1.4% in spite of an increase in sales volumes and the local-currency price increases, this decrease being due to the devaluation of the Brazilian Real and translation effects.

Cost of sales

Cost of sales decreased by 16%, explained by lower costs in the Argentinean business (decreasing by 48.8%) as a consequence of the lower sales volumes and the effect of the Argentinean peso devaluation upon translation. However, the impact of the Argentinean peso devaluation on the cost of raw materials was minimized by advanced purchases in order to fix prices and exchange rates. Additionally, the productive area was restructured, plants in Mendoza and Rosario were closed and production was concentrated in the Cordoba plant. This restructuring generated significant savings in labor expenses, depreciation and maintenance. Cost of sales in Chile and Brazil declined slightly in spite of the increase in sales volumes in Brazil, and the effect of the average devaluation of the Brazilian real (52.3%) and the Chilean peso (9.7%) on the cost of raw materials, which was partially offset by advanced purchases.

Consequently, Gross Profit amounted to MCh$ 136,075, decreasing by 26.2% (MCh$ 48,200). Gross Profit as a percentage of net sales was 34.2% (37.1% in 2001)

Administrative and Selling Expenses

Administrative and selling expenses decreased by 25.4% or MCh$ 32,220, significantly offsetting the decrease in the gross profit. In each country major efforts to reduce expenses were made. In Argentina the reduction amounted to 60.1% as a result of the restructuring of its distribution system together with the devaluation effect of the Argentinean Peso upon translation. Decreases of 10.1% and 4.7% were achieved in Chile and Brazil respectively.

Operating income

As a consequence of the aforementioned, operating income amounted to MCh$ 41,522 (MUS$ 57.8) representing a 27.8% decline, the economic situation in Argentina being the most significant contributing factor.

EBITDA

EBITDA (Operating Income plus Depreciation) amounted to MCh$ 81,048 (MUS$ 112.8), representing an EBITDA margin of 20.4% (20% in 2001).

Non-operating results

Non-operating results increased by MCh$ 16,000. This is explained by: positive exchange differences arising from dollar-denominated assets maintained by the Company; the one-time profit on the sale of its stake in Cervejera Kaiser in Brazil and profits arising from currency-hedging forward contracts. These were partially offset by asset charges and for staff severance indemnities necessary for the restructuring of the Argentinean productive facilities, and by a profit generated in 2001 by the reversal of part of currency translation adjustment reserve as a result of capital decreases realized in the Argentinean subsidiaries.

Net Income

Net income amounted to MCh$ 33,021 (MUS$ 46), representing a 3% decline and earnings per share of Ch$ 43.4 (US$ 0.36 per ADS).

Balance Sheet Analysis

As of December 31, 2002, the Company held Ch$249,172 million (US$346.8 million) in financial investments, of which Ch$50,335 million (US$70.1 million) are accounted as cash, time deposits and marketable securities, and Ch$198,837 million (US$276.7 million) are accounted for under other long-term assets. These represent investments in long-term deposits and corporate bonds. 91% of the total financial investments are held in US dollar-denominated papers. The Company's total debt amounted to Ch$ 213,305 million (US$ 296.8 million), at an average coupon rate of 6.4% per year on the US dollar debt and at an average real coupon rate of 6.2% per year on the Chilean peso-denominated debt. Approximately 40% of the debt is denominated in US dollars.
The average maturity of the Company's total debt is roughly 11 years.
Following is the schedule of debt maturities and amounts for the next 3 years:

          2003 MUS$ 23.7
          2004 MUS$ 15.7
          2005 MUS$ 17.8

For the full year ended December 31, 2002, the Company paid dividends of MCh$ 58,795 (MUS$ 81.8). As of December 31, 2002 the Company's net cash position was MCh$ 35,867 (MUS$ 49.9).

Supplementary information

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.


II. Main Indicators

(see table attached)

The main indicators contained in the attached table show the sound financial position and profitability of Embotelladora Andina S.A. for both years.

Liquidity has decreased slightly with respect to 2001, due mainly to (i) the payment of an extraordinary dividend of MUS$ 58.9 in the fourth quarter of 2002, which was financed with cash, cash-equivalents and short-term debt and
(ii) the repurchase by the Company of
its Yankee Bonds, which in 2002 amounted to MUS$ 34.6. As a result of this purchase, as of December 2002 only MUS$ 36 of the MUS$ 350 originally issued remain in the market. Notwithstanding the decrease in liquidity, the current ratio and the acid-test ratio continue to be acceptable.

Indicators of indebtedness remained relatively flat, however the hedging of net financial expenses (financial expenses less financial income) improved during the period under examination, as a result of net financial expenses generated by profits stemming from hedging agreements in Chile and Brazil, in addition to an improvement in the result before taxes and interest (see point
I).

At December 2002, operating profits were affected by the items mentioned in point I, the improvement in non-operating results explains the increase in return on equity.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in historical dollars, in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.

Depreciation is estimated on a straight-line basis over the remaining useful economic life of the asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile (Chilean GAAP) and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the main components of Cash Flow


                               2002        2001    Variation   Variation
        Cash Flow              MCh$        MCh$       MCh$          %
        ---------              ----        ----    ---------   ---------

Operating                      98.306     92.235      6.071         7%
Financing                     -62.820     53.857   -116.678       217%
Investment                    -39.159   -180.249    141.089        78%
Net cash flow for the year     -3.674    -34.156     30.482        89%


The Company generated a negative net cash flow of MCh$ 3.674 during 2002, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$ 98,306, representing an increase of MCh$ 6,071 with respect to the previous year, mainly explained by dividends received as a result of the sale of Cervejera Kaiser S.A. in Brazil, and partially offset by a decrease in net collection. This decrease is as a consequence of the lower net sales mainly affected by the devaluation in Argentina and Brazil, with a reduction in payments to suppliers and interest payments as a result of the repurchase of Yankee bonds in 2001.

Financing activities generated a negative cash flow of MCh$ 62,820, with a negative change of MCh$ 116,678, explained by the UF 7 million of bonds issued in 2001.

Investment activities generated a negative cash flow of MCh$ 39,159; an increase of MCh$ 141,089 with respect to the previous year. This increase is explained by the reduction in investments made, offset by lower sales of investment instruments. In 2001 permanent investments were made, including the acquisition of a 50% stake in Envases CMF S.A. for MCh$ 15,838.

V. Analysis of Market Risk

Interest Rate Risk

As of December 31, 2001 and December 31, 2002, 98% of debt obligations were at fixed-rates thus minimizing interest rate risk.

Foreign Currency Risk

Income generated by the Company is linked to the local currencies of the countries in which it operates, and was segmented as follows in the year 2002:

              CHILEAN                 BRAZILIAN               ARGENTINE
                PESO                     REAL                    PESO
              -------                 ---------               ---------

                 47%                      36%                     17%


As of December 31, 2002 the Company held 40% of its total financial debt denominated in United States dollars.

Since the Company's income is not linked to the United States dollar, the policy adopted for managing foreign exchange risk (the mismatch between assets and liabilities denominated in a given currency) has been to maintain financial investments in dollar-denominated instruments, these amounting to at least the equivalent of the dollar-denominated liabilities. On the other hand, it is also Company policy to maintain its liquidity in dollars, because the use of these funds would probably be realized in US dollars.

Additionally, it is Company policy to maintain hedge agreements to lessen the translation effects over cash withdrawals expressed in U.S. dollars and which mainly correspond to payment of suppliers of imported raw materials.

As a consequence of the aforementioned policies, at December 31, 2002 dollar-denominated assets exceeded dollar-denominated liabilities by MUS$ 344.

The accounting exposure of Brazilian and Argentinean subsidiaries associated with the translation of local currency-denominated monetary assets and liabilities into dollars, is only hedged when significant losses are expected, and when Management deems the associated cost to be reasonable.

Commodity Risks

The Company faces the risk of price fluctuations in the international markets for sugar, aluminum and PET resin, all of which are necessary materials for the preparation of beverages, and which together represent between 25% and 30% of operating costs. In order to minimize and/or stabilize such risk, supply agreements and advanced purchases are negotiated when the market conditions indicate this to be favorable. The Company has not used commodity hedging instruments.

                                   ********

  This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass-consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

Embotelladora Andina S.A.
                                                         Principales Indices
                                                         -------------------

                     INDICATORS                          Unit     Dec-02       Dec-00     Variance
                     ----------                          ----     ------       ------     --------
LIQUIDITY
  Current Ratio                                         Times        1.41       2.66       -0.10
  Acid Tests                                            Times        1.20       2.42       -0.12
  Working Capital                                        MCh$      28,313     24,293       2,195
ACTIVITY
  Investments                                            MCh$      23,841     27,487         546
  Inventory turnover                                    Times       14.71      10.55        0.43
  Days of inventory on hand                              Days       24.48      34.12       -0.74
INDEBTEDNESS
  Debt to equity ratio                                    %        81.68%     74.62%      -3.69%
  Short-term liabilities to total liabilities             %        29.06%     36.79%      -2.01%
  Long-term liabilities to total liabilities              %        70.92%     63.21%       2.01%
  Interest charges coverage ratio                       Times       11.48       9.05       1.26
PROFITABILITY
  Return over equity                                      %         8.78%      7.98%       0.11%
  Return over total assets                                %         4.78%      4.55%      -0.04%
  Return over operating assets                            %         9.32%     14.80%      -0.45%
  Operating income                                       MCh$      41,522     56,541     (15,979)
  Operating margin                                        %        10.43%     12.33%      -1.16%
  EBITDA (1)                                             MCh$      85,722     95,052     (13,249)
  EBITDA margin                                           %        21.53%     18.93%       1.60%
  Dividends payout ratio - Series A shares                %         8.70%      7.51%       2.04%
  Dividends payout ratio - Series B shares                %         9.57%     10.33%       0.62%

  EBITDA (1) Earnings before income taxes, interests, depreciation, amortization and extraordinary items.


Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP (In millions of constant 12/31/02 Chilean Pesos, except per share)

                                                   12/31/2002                                  12/31/2001
                                                   ----------                                  ----------
                                     Chilean  Brazilian   Argentine  Total     Chilean   Brazilian  Argentine     Total        %
                                   Operations Operations Operations   (2)     Operations Operations Operations     (2)        Ch.
                                   ---------- ---------- ----------   ---     ---------- ---------- ----------     ---      ------
VOLUME TOTAL BEVERAGES
 (Million UC)                          34.7      43.5         21.4     99.6       37.1       40.5       23.0       100.6     -1.0%
  Soft Drink                           29.5      41.8         20.9     92.2       30.6       38.7       22.1        91.5      0.8%
  Mineral Water                         2.4       0.7          0.5      3.6        2.9        0.7        0.6         4.2    -13.3%
  Juices                                2.8       0.2          0.0      3.0        3.6        0.3        0.3         4.2    -29.6%
  Beer                                   NA       0.8           NA      0.8         NA        0.8         NA         0.8     -1.4%

NET SALES                            55,274    35,701       20,494  111,479     58,546     39,183     42,371     140,104    -20.4%
  COST OF SALES                    (32,172)  (24,894)     (15,323) (72,400)   (32,375)   (28,224)   (26,261)    (86,863)    -16.7%
GROSS PROFIT                         23,101    10,806        5,171   39,079     26,171     10,959     16,110      53,241    -26.6%
Gross Margin                          41.8%     30.3%        25.2%    35.1%      44.7%      28.0%      38.0%       38.0%
  SELLING AND ADMINISTRATIVE
  EXPENSES                          (8,518)   (8,086)      (4,072) (20,676)   (11,310)    (7,891)   (11,582)    (30,783)    -32.8%
  CORPORATE EXPENSES                      0         0            0  (1,419)          0          0          0     (1,504)     -5.6%
OPERATING INCOME                     14,584     2,721        1,099   16,984     14,861      3,068      4,528      20,953    -18.9%
Operating Margin                      26.4%      7.6%         5.4%    15.2%      25.4%       7.8%      10.7%       15.0%
EBITDA (1)                           17,697     6,411        3,843   26,531     18,169      5,792      7,118      29,575    -10.3%
Ebitda Margin                         32.0%     18.0%        18.7%    23.8%      31.0%      14.8%      16.8%       21.1%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                              3,907                                      (2,066)    289.1%
  RESULTS FROM AFFILIATED                                           (1,958)                                        (472)   -315.1%
  AMORTIZATION OF GOODWILL                                          (1,999)                                      (3,333)    -40.0%
  OTHER INCOME/(EXPENSE)                                            (3,718)                                      (1,826)    103.6%
  PRICE LEVEL RESTATEMENT (3)                                       (6,007)                                     (21,519)    -72.1%
  OTHER                                                                 216                                       20,993    -99.0%
NON-OPERATING RESULTS                                               (9,559)                                      (8,223)    -16.2%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE
  GOODWILL AND MINORITY INTEREST                                     7,425                                       12,731     -41.7%

INCOME TAXES                                                           695                                      (1,577)    -144.1%
MINORITY INTEREST                                                      (1)                                            2    -147.5%
AMORTIZATION OF NEGATIVE GOODWILL                                        0                                            0         NA
NET INCOME                                                           8,119                                       11,156     -27.2%
Net Margin                                                            7.3%                                         8.0%

WEIGHTED AVERAGE SHARES
  OUTSTANDING                                                        760.3                                        760.3
EARNINGS PER SHARE                                                    10.7                                         14.7
EARNINGS PER ADS                                                      64.1                                         88.0     -27.2%

(1)  EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3)  Includes: Monetary Correction + Conversion Effect to Balance Sheet +
     Income Statement Accounts.


Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP (In millions US$, except per share)

                                                       Exch. Rate:  718.61

                                                   12/31/2002                                   12/31/2001
                                                   ----------                                   ----------
                                      Chilean   Brazilian  Argentine  Total     Chilean   Brazilian Argentine    Total        %
                                    Operations  Operations Operations   (2)   Operations Operations Operations     (2)       Ch.
                                    ----------  ---------- ----------  ----   ---------- ---------- ----------  ---------   -----
VOLUME TOTAL BEVERAGES
 (Million UC)                            34.7      43.5        21.4    99.6       37.1       40.5      23.0        100.6      -1.0%
  Soft Drink                             29.5      41.8        20.9    92.2       30.6       38.7      22.1         91.5       0.8%
  Mineral Water                           2.4       0.7         0.5     3.6        2.9        0.7       0.6          4.2     -13.3%
  Juices                                  2.8       0.2         0.0     3.0        3.6        0.3       0.3          4.2     -29.6%
  Beer                                     NA       0.8          NA     0.8         NA        0.8        NA          0.8      -1.4%

NET SALES                                76.9      49.7        28.5   155.1       81.5       54.5      59.0        195.0     -20.4%
  COST OF SALES                        (44.8)    (34.6)      (21.3) (100.7)     (45.1)     (39.3)    (36.5)      (120.9)     -16.7%
GROSS PROFIT                             32.1      15.0         7.2    54.4       36.4       15.3      22.4         74.1     -26.6%
Gross Margin                            41.8%     30.3%       25.2%   35.1%      44.7%      28.0%     38.0%        38.0%
  SELLING AND ADMINISTRATIVE
  EXPENSES                             (11.9)    (11.3)       (5.7)  (28.8)     (15.7)     (11.0)    (16.1)       (42.8)     -32.8%
  CORPORATE EXPENSES                      0.0       0.0         0.0   (2.0)        0.0        0.0       0.0        (2.1)      -5.6%
OPERATING INCOME                         20.3       3.8         1.5    23.6       20.7        4.3       6.3         29.2     -18.9%
Operating Margin                        26.4%      7.6%        5.4%   15.2%      25.4%       7.8%     10.7%        15.0%
EBITDA (1)                               24.6       8.9         5.3    36.9       25.3        8.1       9.9         41.2     -10.3%
Ebitda Margin                           32.0%     18.0%       18.7%   23.8%      31.0%      14.8%     16.8%        21.1%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                5.4                                        (2.9)     289.1%
  RESULTS FROM AFFILIATED                                             (2.7)                                        (0.7)    -315.1%
  AMORTIZATION OF GOODWILL                                            (2.8)                                        (4.6)     -40.0%
  OTHER INCOME/(EXPENSE)                                              (5.2)                                        (2.5)     103.6%
  PRICE LEVEL RESTATEMENT (3)                                         (8.4)                                       (29.9)     -72.1%
  OTHER                                                                 0.3                                         29.2     -99.0%
NON-OPERATING RESULTS                                                (13.3)                                       (11.4)     -16.2%

INCOME BEFORE INCOME TAXES;
AMORTIZATION OF NEGATIVE GOODWILL
AND MINORITY INTEREST                                                  10.3                                         17.7     -41.7%

INCOME TAXES                                                            1.0                                        (2.2)    -144.1%
MINORITY INTEREST                                                     (0.0)                                          0.0    -147.5%
AMORTIZATION OF NEGATIVE GOODWILL                                       0.0                                          0.0         NA
NET INCOME                                                             11.3                                         15.5     -27.2%
Net Margin                                                             7.3%                                         8.0%

WEIGHTED AVERAGE SHARES OUTSTANDING                                   760.3                                        760.3
EARNINGS PER SHARE                                                     0.01                                         0.02
EARNINGS PER ADS                                                       0.09                                         0.12     -27.2%

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet
    + Income Statement Accounts.


Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP (In millions of constant 12/31/02 Chilean Pesos, except per share)

                                                  12/31/2002                                   12/31/2001
                                                  ----------                                   ----------
                                     Chilean   Brazilian  Argentine   Total   Chilean    Brazilian  Argentine    Total        %
                                   Operations  Operations Operations    (2)   Operations Operations Operations    (2)        Ch.
                                   ----------  ---------- ----------   ----   ---------- ---------- ----------  ---------    -----
VOLUME TOTAL BEVERAGES
 (Million UC)                          117.9     141.7        68.2    327.8     119.2       138.6      81.8       339.5      -3.5%
  Soft Drink                            99.6     136.2        65.9    301.8      98.7       133.6      78.9       311.1      -3.0%
  Mineral Water                          8.2       2.4         2.1     12.6       8.5         2.3       2.1        12.9      -2.1%
  Juices                                10.0       0.7         0.2     10.9      12.0         0.4       0.8        13.2     -17.1%
  Beer                                    NA       2.4          NA      2.4        NA         2.4        NA         2.4       3.0%

NET SALES                            187,062   142,993      68,361  398,242   196,167     145,034   155,236     496,385     -19.8%
  COST OF SALES                    (111,686)  (99,717)    (50,938) (262,167) (112,840)    (99,911)  (99,411)   (312,110)     -16.0%
GROSS PROFIT                          75,376    43,276      17,423  136,075    83,326      45,123    55,825     184,275     -26.2%
Gross Margin                           40.3%     30.3%       25.5%    34.2%     42.5%       31.1%     36.0%       37.1%
  SELLING AND ADMINISTRATIVE
  EXPENSES                          (35,038)  (37,715)    (17,667) (90,420)   (38,984)    (39,593)  (44,330)   (122,907)     -26.4%
  CORPORATE EXPENSES                       0         0           0  (4,134)         0           0         0     (3,867)       6.9%
OPERATING INCOME                      40,338     5,562       (244)   41,522    44,342       5,530    11,496      57,501     -27.8%
Operating Margin                       21.6%      3.9%       -0.4%    10.4%     22.6%        3.8%      7.4%       11.6%
EBITDA (1)                            52,736    20,013      12,433   81,048    59,095      19,136    24,999      99,363     -18.4%
Ebitda Margin                          28.2%     14.0%       18.2%    20.4%     30.1%       13.2%     16.1%       20.0%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                              3,327                                     (3,937)     184.5%
  RESULTS FROM AFFILIATED                                           (2,312)                                     (1,407)     -64.4%
  AMORTIZATION OF GOODWILL                                          (7,995)                                    (11,035)     -27.6%
  OTHER INCOME/(EXPENSE)                                            (3,762)                                     (1,854)     102.9%
  PRICE LEVEL RESTATEMENT (3)                                         9,780                                    (17,257)    -156.7%
  OTHER                                                                 969                                      19,496     -95.0%
NON-OPERATING RESULTS                                                     7                                    (15,992)     100.0%

INCOME BEFORE INCOME TAXES;
 AMORTIZATION OF NEGATIVE GOODWILL
 AND MINORITY INTEREST                                              41,529                                      41,508       0.0%

INCOME TAXES                                                        (8,505)                                     (7,427)      14.5%
MINORITY INTEREST                                                       (3)                                        (22)     -88.0%
AMORTIZATION OF NEGATIVE GOODWILL                                         0                                           0         NA
NET INCOME                                                           33,021                                      34,059      -3.0%
Net Margin                                                             8.3%                                        6.9%

WEIGHTED AVERAGE SHARES OUTSTANDING                                   760.3                                       760.3
EARNINGS PER SHARE                                                     43.4                                        44.8
EARNINGS PER ADS                                                      260.6                                       268.8      -3.0%

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet
    + Income Statement Accounts.


Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP (In millions US$, except per share)


                                                     Exch. Rate: $ 718.61

                                                   12/31/2002                                   12/31/2001
                                                   ----------                                   ----------

                                      Chilean   Brazilian  Argentine  Total   Chilean    Brazilian  Argentine    Total     %
                                    Operations  Operations Operations   (2)   Operations Operations Operations    (2)      Ch.
                                    ----------  ---------- ----------   ---   ---------- ---------- ----------   -----     ---
VOLUME TOTAL BEVERAGES
  (Million UC)                          117.9     141.7        68.2   327.8     119.2       138.6      81.8        339.5     -3.5%
  Soft Drink                             99.6     136.2        65.9   301.8      98.7       133.6      78.9        311.1     -3.0%
  Mineral Water                           8.2       2.4         2.1    12.6       8.5         2.3       2.1         12.9     -2.1%
  Juices                                 10.0       0.7         0.2    10.9      12.0         0.4       0.8         13.2    -17.1%
  Beer                                     NA       2.4          NA     2.4        NA         2.4        NA          2.4      3.0%

NET SALES                               260.3     199.0        95.1   554.2     273.0       201.8     216.0        690.8    -19.8%
  COST OF SALES                       (155.4)   (138.8)      (70.9) (364.8)   (157.0)     (139.0)   (138.3)      (434.3)    -16.0%
GROSS PROFIT                            104.9      60.2        24.2   189.4     116.0        62.8      77.7        256.4    -26.2%
Gross Margin                            40.3%     30.3%       25.5%   34.2%     42.5%       31.1%     36.0%        37.1%
  SELLING AND ADMINISTRATIVE
  EXPENSES                             (48.8)    (52.5)      (24.6) (125.8)    (54.2)      (55.1)    (61.7)      (171.0)    -26.4%
  CORPORATE EXPENSES                      0.0       0.0         0.0   (5.8)       0.0         0.0       0.0        (5.4)      6.9%
OPERATING INCOME                         56.1       7.7       (0.3)    57.8      61.7         7.7      16.0         80.0    -27.8%
Operating Margin                        21.6%      3.9%       -0.4%   10.4%     22.6%        3.8%      7.4%        11.6%
EBITDA (1)                               73.4      27.8        17.3   112.8      82.2        26.6      34.8        138.3    -18.4%
Ebitda Margin                           28.2%     14.0%       18.2%   20.4%     30.1%       13.2%     16.1%        20.0%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                4.6                                        (5.5)    184.5%
  RESULTS FROM AFFILIATED                                             (3.2)                                        (2.0)    -64.4%
  AMORTIZATION OF GOODWILL                                           (11.1)                                       (15.4)    -27.6%
  OTHER INCOME/(EXPENSE)                                              (5.2)                                        (2.6)    102.9%
  PRICE LEVEL RESTATEMENT (3)                                          13.6                                       (24.0)   -156.7%
  OTHER                                                                 1.3                                         27.1    -95.0%
NON-OPERATING RESULTS                                                   0.0                                       (22.3)    100.0%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE GOODWILL
  AND MINORITY INTEREST                                                57.8                                         57.8      0.0%

INCOME TAXES                                                         (11.8)                                       (10.3)     14.5%
MINORITY INTEREST                                                     (0.0)                                        (0.0)    -88.0%
AMORTIZATION OF NEGATIVE GOODWILL                                       0.0                                          0.0        NA
NET INCOME                                                             46.0                                         47.4     -3.0%
Net Margin                                                             8.3%                                         6.9%

WEIGHTED AVERAGE SHARES OUTSTANDING                                   760.3                                        760.3
EARNINGS PER SHARE                                                     0.06                                         0.06
EARNINGS PER ADS                                                       0.36                                         0.37     -3.0%

(1) EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet
    + Income Statement Accounts.


                           Embotelladora Andina S.A.
                          Consolidated Balance Sheet
                (In million of constant 12/31/02 Chilean Pesos)


ASSETS                     12/31/2002    12/31/2001     %Ch    LIABILITIES & SHAREHOLDERS'EQUITY  12/31/2002  12/31/2001     %Ch
                           ----------    ----------     ---                                       ----------  ----------    -----
Cash + Time deposits +
  market. Securit.           49,625        59,343    -16.4%    Short term bank liabilities            6,985      14,462     -51.7%
                                                               Current portion of long term
Account receivables (net)    44,036        61,143    -28.0%     bank liabilities                      2,535       7,406     -65.8%
Inventories                  17,811        17,845     -0.2%    Current portion of bonds payable       7,516       1,228     512.0%
Other current assets         11,903        14,593    -18.4%    Trade accounts payable and notes
                            -------       -------    -----      payable                              42,536      52,347     -18.7%
Total Current Assets        123,375       152,924    -19.3%    Other liabilities                     28,049      26,233       6.9%
                                                                                                    -------     -------     ------
                                                               Total Current Liabilities             87,620     101,676     -13.8%
Property, plant and
   equipment                556,913       533,500      4.4%
Depreciation               (349,564)     (309,568)    12.9%    Long term bank liabilities           59,582      56,993       4.5%
                           --------      --------     -----    Bonds payable                        136,687     151,398      -9.7%
Total Property, Plant,      207,349       223,933     -7.4%
   and Equipment                                               Other long term liabilities           17,565      17,037       3.1%
                                                                                                    -------     -------     ------

Investment in related                                          Total Long Term Liabilities          213,834     225,429      -5.1%
   companies                 17,073        18,957     -9.9%
Investment in other
   companies                    737           692      6.6%
Goodwill                    113,882       114,602     -0.6%    Minority interest                         50          47       5.6%
Other long term assets      208,212       199,298      4.5%
                           --------       -------     -----
Total Other Assets          339,904       333,550      1.9%    Stockholders' Equity                 369,125     383,255      -3.7%


                                                               TOTAL LIABILITIES &
TOTAL ASSETS                670,628       710,406     -5.6%    SHAREHOLDERS' EQUITY                 670,628     710,406      -5.6%
                           --------       ------      ----                                          -------     -------      -----


                             Financial Highlights
                (In million of constant 12/31/02 Chilean Pesos)

ADDITIONS TO FIXED ASSETS    12/31/2002  12/31/2001           DEBT RATIOS                        12/31/2002   12/31/2001
                             ----------  ----------                                              ----------   ----------

                                                              Financial Debt / Total
Chile                          14,207       13,178             Capitalization                        0.37          0.38
Brazil                          5,985        8,180            Financial Debt / EBITDA L12M           2.63          2.33
Argentina                       3,648        1,937            EBITDA L12M / Interest Expense
                              ------        -----              (net) L12M                            5.23          3.89
                               23,841       23,294                                                   ----          ----
                                                              L12M: Last twelve months

* As December 31, 2002, the company's net cash position reached US$ 50 million. Total debt amounted to US$ 297 million.

Total Cash amounted to US$ 347 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.


Embotelladora Andina S.A.
Results ended December 31, Local GAAP

                                                    Beverage Operations
                                                       (Local Gaap)

                                                               12/31/2002                               12/31/2001
                                                 ------------------------------------    ------------------------------------
                                                   Chile        Brazil      Argentina      Chile        Brazil      Argentina
                                                   (MCh$)       (MR$)         (MA$)        (MCh$)        (MR$)         (MA$)
                                                 --------      --------     ---------    ---------     ---------    ---------
TOTAL BEVERAGES VOLUME (Million UC)                 117.9        141.7          68.2         119.2       138.6          81.8
  Soft Drink                                         99.6        136.2          65.9          98.7       133.6          78.9
  Mineral Water                                       8.2          2.4           2.1           8.5         2.3           2.1
  Juices                                             10.0          0.7           0.2          12.0         0.4           0.8
  Beer                                                 NA          2.4            NA            NA         2.4            NA

NET SALES SOFT DRINKS                             155,999        533.6         219.6       150,937       467.4         202.7
NET SALES OTHER                                    28,298         39.4           3.4        32,830        30.7           4.5
NET SALES TOTAL                                   184,297        573.1         223.0       183,767       498.1         207.2
  COST OF SALES                                 (108,494)      (381.4)       (141.0)     (105,149)     (333.9)       (126.4)
GROSS PROFIT                                       75,803        191.7          82.0        78,617       164.2          80.9
Gross Margin                                        41.1%        33.5%         36.8%         42.8%       33.0%         39.0%
  SELLING AND ADMINISTRATIVE EXPENSES            (35,820)      (136.3)        (60.3)      (36,365)     (126.3)        (63.4)

OPERATING INCOME                                   39,983         55.4          21.7        42,253        37.9          17.4
Operating Margin                                    21.7%         9.7%          9.7%         23.0%        7.6%          8.4%
EBITDA (1)                                         52,122         80.7          35.5        54,872        62.2          31.6
Ebitda Margin                                       28.3%        14.1%         15.9%         29.9%       12.5%         15.3%

(1) EBITDA: Operating Income + Depreciation

MCh$:   Million Nominal Chilean pesos of each period
MR$:    Million Nominal Brazilian Reais
MA$:    Million nominal Argentine pesos
Chile results do not consider corporate expenses


Embotelladora Andina S.A.
Fourth Quarter Results, Local GAAP

                              Beverage Operations
                                 (Local Gaap)

                                                 4 Quarter 2002                           4 Quarter 2001
                                           -----------------------------------  ---------------------------------------
                                             Chile         Brazil    Argentina     Chile                      Argentina
                                             (MCh$)        (MR$)       (MA$)      (MCh$)      Brazil (MR$)      (MA$)
                                           ---------      --------   ---------   -------      ------------    ---------
TOTAL BEVERAGES VOLUME (Million UC)             34.7          43.5      21.4         37.1            40.5          23.0
   Soft Drink                                   29.5          41.8      20.9         30.6            38.7          22.1
   Mineral Water                                 2.4           0.7       0.5          2.9             0.7           0.6
   Juices                                        2.8           0.2       0.0          3.6              NA            NA
   Beer                                           NA           0.8        NA           NA             0.8            NA

NET SALES SOFT DRINKS                         47,422         169.6      77.1       46,637           136.0          54.5
NET SALES OTHER                                8,192          12.7       0.8        9,956            11.0           1.7
NET SALES TOTAL                               55,614         182.4      78.0       56,593           147.0          56.2
   COST OF SALES                            (30,854)       (120.7)    (49.4)     (31,319)          (95.7)        (32.8)
GROSS PROFIT                                  24,760          61.6      28.6       25,274            51.3          23.4
Gross Margin                                   44.5%         33.8%     36.7%        44.7%           34.9%         41.7%
   SELLING AND ADMINISTRATIVE
     EXPENSES                               (10,168)        (36.0)    (16.8)     (10,907)          (35.1)        (16.7)

OPERATING INCOME                              14,592          25.6      11.8       14,366            16.2           6.8
Operating Margin                               26.2%         14.0%     15.2%        25.4%           11.0%         12.0%
EBITDA (1)                                    17,722          32.3      15.2       17,586            22.5           9.9
Ebitda Margin                                  31.9%         17.7%     19.5%        31.1%           15.3%         17.6%

(1) EBITDA: Operating Income + Depreciation

MCh$:  Million Nominal Chilean pesos of each period
MR$:   Million Nominal Brazilian Reais
MA$:   Million nominal Argentine pesos

Chile results do not consider corporate expenses


EMBOTELLADORA ANDINA S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                              EMBOTELLADORA ANDINA S.A.

                                              By: /s/ Osvaldo Garay
                                                  Osvaldo Garay
                                                  Chief Financial Officer


Dated:  February 27, 2003